   As filed with the Securities and Exchange Commission on November 18, 1997

                                                      Registration No. 333-34967

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                          GAMETECH INTERNATIONAL, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7999                  33-0612983
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                               2209 W. 1ST STREET
                                 SUITE 113-114
                              TEMPE, ARIZONA 85281
                                 (602) 804-1101

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ANDREJS K. BUNKSE, ESQ.
                      GENERAL COUNSEL-CORPORATE SECRETARY
                          GAMETECH INTERNATIONAL, INC.
                               2209 W. 1ST STREET
                                 SUITE 113-114
                              TEMPE, ARIZONA 85281
                                 (602) 804-1101

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:


        PETER P. WALLACE, ESQ.                 JONATHAN H. GRUNZWEIG, ESQ.
     MORGAN, LEWIS & BOCKIUS LLP             SKADDEN, ARPS, SLATE, MEAGHER &
   300 S. GRAND AVENUE, 22ND FLOOR                       FLOM LLP
    LOS ANGELES, CALIFORNIA 90071                  300 S. GRAND AVENUE
            (213) 612-2500                    LOS ANGELES, CALIFORNIA 90071
                                                      (213) 687-5000

                            ------------------------


    Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN
ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 1997

PROSPECTUS
          , 1997

                                3,710,000 SHARES

                          GAMETECH INTERNATIONAL, INC.

                                  COMMON STOCK

    Of the 3,710,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby, 3,270,000 shares are being offered by GameTech International, Inc. ("GameTech" or the "Company") and 440,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. After the completion of this offering, the Company's management will beneficially own 52.3% (49.1% if the Underwriters' over-allotment is exercised in full) of the outstanding Common Stock, and as a result may be able to maintain control of matters submitted for stockholder approval. See "Risk Factors--Control by Principal Stockholders; Anti-takeover Provisions." The Common Stock has been approved for quotation and trading on the Nasdaq National Market, upon notification of issuance, under the symbol "GMTC."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
                               PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                               TO THE        DISCOUNTS AND         TO THE         THE SELLING
                               PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
------------------------------------------------------------------------------------------------
Per Share...............         $                 $                 $                 $
Total (3)...............         $                 $                 $                 $
------------------------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $750,000. THE COMPANY HAS AGREED TO PAY THE EXPENSES OF THE SELLING STOCKHOLDERS, OTHER THAN UNDERWRITING DISCOUNTS AND COMMISSIONS.
(3) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 556,500 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO THE COMPANY AND PROCEEDS TO THE SELLING STOCKHOLDERS WILL BE
    $     , $     , $     AND $     , RESPECTIVELY. SEE "UNDERWRITING."

    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if accepted by the Underwriters, and subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the shares will be made in New York,
New York on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE                  PRUDENTIAL SECURITIES INCORPORATED
      SECURITIES
      CORPORATION

                                   [GRAPHICS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS (I) DOES NOT GIVE EFFECT TO THE EXERCISE BY THE UNDERWRITERS OF THEIR OPTION TO PURCHASE UP TO 556,500 ADDITIONAL SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS, IF ANY, AND (II) ASSUMES AN INITIAL PUBLIC OFFERING PRICE OF $12.00 PER SHARE OF COMMON STOCK, THE MIDPOINT OF THE OFFERING PRICE RANGE SET FORTH ON THE COVER OF THIS PROSPECTUS.

                                  THE COMPANY

    GameTech is a leading designer, developer and marketer of interactive electronic bingo systems. The Company currently markets a fixed-base system with light-pen-activated monitors and a portable, hand-held system which can be played anywhere within a bingo hall. Both bingo systems display the electronic bingo card images purchased by a player for each bingo game. The Company's electronic bingo units enable players to play substantially more bingo than they can play on paper cards, leading to a greater spend per player and higher profit per bingo session for the bingo hall operator. GameTech installs the electronic bingo systems at no cost to the operator in exchange for a percentage of the sales generated by each unit. The Company typically enters into one to three year contracts pursuant to which the Company receives up to 30% of the revenues generated by GameTech units or to a lesser extent, charges fixed rates per bingo session. Management believes that because a significant majority of players who use GameTech's electronic bingo units also purchase paper cards, the use of GameTech's electronic bingo units generates incremental revenues and profits for bingo hall operators.

    The Company was founded in 1994 by executives previously involved in the bingo, slot machine, lottery and high technology software and hardware industries to pursue their belief that an advanced, interactive, electronic bingo system would be well received by both bingo hall operators and players. The Company has grown rapidly, and management believes that the Company has a competitive advantage resulting from the experience of its management, its quality electronic bingo systems and its reputation for superior customer service and support. The Company's growth has been accelerated by a successful expansion into Texas which began in August 1996; for the nine months ended July 31, 1997, the Texas market accounted for approximately 45% of the Company's revenues. For the fiscal year ended October 31, 1996, the Company's revenues increased approximately 60% to $5.4 million from $3.4 million in the prior year. For the nine months ended July 31, 1997, the Company's revenues increased more than 150% to $8.9 million from $3.5 million for the same period in the prior year. During the same period, net income increased more than 400% to $2.2 million from $422,000.

    GameTech had more than 3,900 fixed-base units and 2,000 hand-held units operating in 123 Indian and charity bingo halls at July 31, 1997. Following its development of a new generation of hand-held units introduced in April 1997, GameTech has been increasing its penetration of existing markets. During August and September, GameTech added an additional 1,800 hand-held units and 271 fixed-base units, bringing its installed base to approximately 8,000 units. Management estimates that approximately 5% of the current player spend on bingo in the United States is attributable to electronic bingo, which management believes presents the Company with significant additional growth opportunities.

    Bingo is one of the oldest and most popular forms of wagering and entertainment, with an estimated domestic annual player spend of more than $5 billion, based upon INTERNATIONAL GAMING & WAGERING BUSINESS MAGAZINE'S annual report dated August 1, 1997. Bingo is easy to understand, a pleasant social activity and a reasonably priced source of entertainment. As compared to lotteries, where prizes increase with the number of tickets sold, a bingo game is more like a raffle, with prizes predetermined before players buy their bingo cards. Because prize amounts are fixed regardless of the number of paper bingo cards and electronic bingo card images played, bingo operators' profits increase nearly dollar-for-dollar from sales of additional paper bingo cards and electronic bingo card images. Electronic bingo systems like GameTech's allow players to play more bingo per game than they can by hand, which provides bingo hall operators with the potential to increase profits commensurately. Nonprofit organizations sponsor bingo games for fund raising purposes, while Indian tribes, casinos and government-sponsored entities operate bingo games for profit. Bingo is a legal enterprise in 46 states (the exceptions are Arkansas, Hawaii, Tennessee and Utah) and the District of Columbia. Electronic bingo systems are currently permitted for charitable organizations in 26 states, and the Company has units in operation in charitable bingo halls in five of those states. Under the Indian Gaming Regulatory Act ("IGRA"), in the 46 states where bingo is legal, electronic bingo may be played on tribal Indian lands. Bingo is currently played on tribal Indian lands in 28 states, and the Company has units in operation in Indian bingo halls in seven of those states.

                                    STRATEGY

    The Company's strategic objective is to increase revenues and earnings by capitalizing on the increasing acceptance of electronic bingo and to become the leading provider of electronic bingo units. To reach this objective, the Company intends to:

    MAINTAIN SUPERIOR CUSTOMER SERVICE. GameTech believes that its dedication to providing superior customer service and support fosters customer loyalty and cultivates long-term customer relationships. Approximately half of GameTech's employees are field technicians on call 24 hours a day to support customers and respond immediately to servicing calls. Management believes that its dedication to superior customer service has contributed to the rapid acceptance of GameTech's products and the Company's ability to attract and retain customers for the long-term.

    INCREASE PENETRATION WITH EXISTING CUSTOMERS. The Company closely tracks the utilization of its units to maximize revenues. As bingo player acceptance of electronic bingo units increases and utilization rates grow, management installs additional electronic bingo units at its customers' bingo halls. At approximately 80% of the bingo halls where GameTech units have been in operation for more than six months, the number of units has been increased since the initial installation.

    EXPAND CUSTOMER BASE IN EXISTING MARKETS. Management estimates that approximately 5% of the more than $5 billion domestic bingo spend is currently played on electronic bingo units. In the states in which the Company has units installed in charitable bingo halls and for which data is available, GameTech units are used by an average of approximately 8% of the charitable halls located in those states. This low penetration level illustrates GameTech's opportunity to increase its base of customers in its existing markets.

    EXPAND INTO NEW MARKETS DOMESTICALLY. GameTech has charitable bingo hall customers in only five of the 26 states which currently allow charitable organizations to conduct electronic bingo, and is actively pursuing entry into seven additional states. In addition, GameTech has Indian bingo hall customers in only seven of the 28 states where bingo is currently played on Indian lands and is actively pursuing Indian bingo hall customers in seven additional states. As part of its strategy to help expand the charity electronic bingo market, the Company is pursuing changes to legislation in several states to permit electronic bingo. In addition, the Company intends to initiate route operations to serve bingo halls which otherwise would be uneconomical to serve. The route operations would move the Company's hand-held units between various charity bingo halls on days that the respective halls hold bingo sessions.

    EXPAND INTERNATIONALLY. GameTech is in the process of adding salespeople and distributors to expand into Canada, which management estimates has an annual bingo spend of approximately $2 billion. GameTech is also actively evaluating opportunities to expand into other countries.

    LAUNCH THE SATELLITE BINGO NETWORK. GameTech is a 50% owner of The Satellite Bingo Network, LLC ("TSBN"), which is anticipated to be launched in early 1998. TSBN is developing a network to link via satellite participating players from different Indian bingo halls into one large bingo game, which will allow TSBN to offer bigger prizes than those generally offered by a single bingo hall. Initially, TSBN intends to include 15 Indian bingo halls, with a goal of including more than 25 Indian bingo halls after the first 12 months of operation.

    DEVELOP NEW APPLICATIONS. GameTech maintains an ongoing product development program focused on enhancing its existing products and developing new products and applications for its technology. In January 1996, GameTech introduced its first hand-held unit, followed by an improved version in April 1997. In July 1996, the Company introduced its GameTech Gold fixed-base system, which incorporates picture-in-picture technology that allows bingo players to watch television while playing bingo. Other opportunities under development include progressive bingo games and parimutuel bingo games (during non-session hours), which are anticipated to generate additional revenue for Indian bingo hall operators by linking fixed-base units nationwide into a single high-stakes bingo game.

    DEVELOP STRATEGIC ALLIANCES/ACQUIRE COMPLEMENTARY COMPANIES. The Company selectively reviews opportunities to grow through the establishment of strategic alliances and acquisitions which could extend its presence into new geographic markets, expand its client base, add new products and/or provide operating synergies. The Company has had preliminary discussions from time to time with the shareholders of The Satellite Bingo Network, Inc. ("Satellite Bingo"), a Canadian company which owns and licenses a satellite bingo game operating system and is the parent of GameTech's TSBN joint venture partner, regarding the possible acquisition of Satellite Bingo or of Satellite Bingo's ownership interest in TSBN. Discussions are not currently active and no assurance can be made that discussions will resume or that a definitive agreement will be reached. The Company also intends to pursue joint operating agreements or joint ventures for additional bingo opportunities, including, in particular, all-electronic bingo halls.

    The Company is a Delaware corporation with its executive offices at 2209 W. 1st Street, Suite 113-114, Tempe, Arizona 85281, and its telephone number is
(602) 804-1101.

                                  THE OFFERING

Common Stock Offered:
  By the Company................................  3,270,000  shares
  By the Selling Stockholders...................    440,000  shares
                                                  ---------
    Total.......................................  3,710,000  shares
                                                  ---------
                                                  ---------

Common Stock outstanding after this               9,595,713  shares
offering(a)(b)..................................

Use of Proceeds.................................  The net proceeds to the Company from this offering will be used to fund the Company's
                                                  growth plans, to repay substantially all of its
                                                  outstanding indebtedness (approximately $4.3
                                                  million at July 31, 1997, excluding debt to be
                                                  converted into Common Stock upon completion of
                                                  this offering) and for other general corporate
                                                  purposes. A portion of the proceeds may also be
                                                  used in connection with any opportunities to
                                                  acquire or invest in complementary businesses,
                                                  products or technologies. See "Use of
                                                  Proceeds."

Nasdaq National Market symbol...................  "GMTC"

------------------------
(a) Excludes options to purchase 1,619,050 shares of Common Stock outstanding as of July 31, 1997, of which 1,032,750 options are currently exercisable.

(b) Assumes (i) the conversion by certain officers of convertible subordinated debt (including accrued interest) of $1,475,888 at July 31, 1997 into 1,475,888 shares of Common Stock, and (ii) the conversion into 400,000 shares of Common Stock of 400,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred") sold in a private placement on September 2, 1997 (the "Private Placement"), all of which will occur prior to completion of this offering. See "Certain Relationships and Related Party Transactions," "Description of Capital Stock," "Underwriting," and Note 6 of Notes to Financial Statements included elsewhere herein.

                             SUMMARY FINANCIAL DATA

                                                                                                        NINE MONTHS
                                                                       YEARS ENDED OCTOBER 31,         ENDED JULY 31,
                                                                   -------------------------------  --------------------
                                                                    1994(A)     1995       1996       1996       1997
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................................  $     599  $   3,350  $   5,364  $   3,545  $   8,892
Gross profit.....................................................        346      2,638      3,749      2,398      6,647
Income (loss) from operations....................................       (117)     1,064      1,639        916      3,932
Income (loss) before provision for income taxes..................       (175)       870      1,364        715      3,571
Net income (loss)................................................       (175)       592        805        422      2,155
Fully diluted net income (loss) per share(b).....................  $   (0.13) $    0.10  $    0.11  $    0.06  $    0.32
Shares used in the calculation of fully diluted net income (loss)
  per share(b) (000s)............................................      2,283      7,115      7,889      7,806      7,091

Supplementary fully diluted net income per share(b)..............                        $    0.12             $    0.32

SELECTED OTHER DATA:
Fixed-base units in operation (end of period)....................        545      1,250      2,644      1,704      3,944
Hand-held units in operation (end of period).....................         --         --        710        790      2,003
Number of customer locations (end of period).....................         14         30         70         42        123
Capital expenditures.............................................  $     462  $   1,251  $   2,966  $   2,030  $   3,580
Depreciation and amortization....................................         63        282        599        396        979

                                                                                                JULY 31, 1997
                                                                                           ------------------------
                                                                                                      PRO FORMA AS
                                                                                            ACTUAL     ADJUSTED(C)
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................................................  $     215    $  34,446
Working capital (deficit)................................................................       (596)      35,981
Total assets.............................................................................      9,922       44,154
Total debt...............................................................................      5,823           --
Total stockholders' equity...............................................................      3,267       43,322

------------------------
(a) Represents the period from inception (April 18, 1994) through October 31, 1994. Operations commenced June 1, 1994.

(b) See Note 1 of Notes to Financial Statements included elsewhere herein for information concerning the computation of fully diluted and supplementary fully diluted net income (loss) per share.

(c) Adjusted to reflect the sale by the Company of 3,270,000 shares of Common Stock in this offering and the application of the estimated net proceeds therefrom, including the application of $4.3 million of the proceeds for repayment of indebtedness of the Company. See "Use of Proceeds" and "Capitalization." Assumes (i) the conversion by certain officers of convertible subordinated debt (including accrued interest) of $1,475,888 at July 31, 1997 into 1,475,888 shares of Common Stock, and (ii) the sale of 400,000 shares of Series A Preferred sold in a private placement on September 2, 1997 and the conversion thereof into 400,000 shares of Common Stock, all of which will occur prior to completion of this offering. See "Certain Relationships and Related Party Transactions," "Description of Capital Stock," "Underwriting," and Note 6 of Notes to Financial Statements included elsewhere herein.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF COMMON STOCK.

LIMITED OPERATING HISTORY AND DEPENDENCE ON BINGO AND ELECTRONIC BINGO INDUSTRY

    The Company commenced operations in June 1994. Although the Company was profitable during the fiscal years ended October 31, 1995 and 1996 and the nine months ended July 31, 1997, future revenues and profits will depend upon continued market acceptance of the Company's products and services, the continued penetration of electronic bingo into bingo halls nationwide and various other factors, many of which are beyond the control of the Company. For example, while IGRA does not impose limits on prizes that may be offered for bingo games conducted on Indian lands, in substantially all states where charitable bingo is legal, the state imposes limits on prizes on a per game, per session or annual basis. These prize limits for charitable bingo may influence players to limit their spending, which could eventually restrict the Company's ability to grow in the charitable bingo market. Other factors beyond the Company's control include the continued popularity of bingo as a leisure activity and as a means of charitable fundraising. The bingo industry is a mature industry and there can be no assurance that it will not decline in the future due to an increase in competing forms of entertainment including those resulting from developments in on-line gaming and the continued expansion of the legalization of casino gaming (for example, riverboat gaming). The Company faces risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and rapidly expanding business, including, but not limited to, fluctuating cash flow and the addition, training and integration of qualified personnel.

COMPETITION

    The electronic bingo industry is characterized by intense competition based on, among other things, an electronic bingo unit's ability to generate incremental sales for bingo hall operators through product appeal to players, ease of use, ease of serviceability, support and training, distribution, name recognition and price. Certain of the Company's competitors may have significantly greater financial and technical resources than the Company, as well as more established customer bases and distribution channels, which may allow them to move rapidly into the Company's market and acquire significant market share. Increased competition may result in price reductions, reduced operating margins, conversion from lease to sale of the Company's units and loss of market share, any of which could materially and adversely affect the Company's business, operating results or financial condition. Furthermore, the Company's success may benefit existing competitors and induce new competitors to enter the market. The Company has attempted to counter competitive factors by providing superior service and new, innovative, quality products, but there can be no assurance that the Company will continue to be a successful competitor in the electronic bingo industry. In addition, the Company competes with other similar forms of entertainment including casino gaming and lotteries.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF LITIGATION

    The Company regards its products as proprietary and relies primarily on a combination of trade secret laws and employee and third-party non-disclosure agreements to protect its proprietary rights. Defense of intellectual property rights can be difficult and costly and there can be no assurance that the Company will be able to protect its technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing electronic bingo systems having appearance and functionality that closely resemble those of the Company.

    As the number of electronic bingo units in the industry increases and the functionality of these products further overlaps, the Company may become subject to infringement claims, with or without merit, that are brought by competitors. Intellectual property-related claims or litigation can be costly and can result in a significant diversion of management's attention. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse impact on the Company's business and financial condition. Patent infringement suits have been filed against the Company by Bingo Technology Corporation, Inc. (formerly Bingo Card Minder Corp.) and FortuNet, Inc. The Company believes that its products do not infringe the plaintiffs' patents and intends to continue to defend against both actions vigorously. However, both actions are in the early stages of litigation, and there can be no assurance that favorable outcomes will be obtained or that if either or both actions are resolved in favor of the plaintiffs, such results would not have a material adverse effect on the Company. See "Business--Legal Proceedings."

RISKS ASSOCIATED WITH THE COMPANY'S CONTRACTS

    The Company seeks written agreements with its customers. Current written agreements with its customers generally (i) permit termination by the customers upon relatively short notice; (ii) do not designate the Company as the customer's exclusive electronic bingo system provider; and (iii) do not penalize customers for early termination. In addition, approximately 5% of the Company's contracts are oral. To date, none of the foregoing has had a material adverse effect on the Company's business, results of operations or financial condition.

RELIANCE ON TEXAS MARKET

    A substantial portion of the Company's revenues come from the Texas market. The Company began operations in Texas in August 1996, and, as required by state law, operates through a distributor. For the nine months ended July 31, 1997, approximately 45% of the Company's revenues were generated in Texas, and of the approximately 120 bingo halls served by the Company at July 31, 1997, 72 were located in Texas. The Company's contract with its exclusive distributor is subject to renewal in December 1998 and may be renewed for an additional year at the Company's option. Management believes that this contract will be renewed in due course on substantially similar terms or that, alternatively, the Company could find another qualified distributor without undue delay or additional expense. Any change in the regulatory environment that would prevent or impede the Company from doing business in Texas, or any significant deterioration of the Texas economy, could have a material adverse effect on the Company's business.

DEPENDENCE ON KEY PERSONNEL

    The operations of the Company depend to a great extent on its ability to retain and attract existing and new key personnel. Competition is intense for skilled marketing and product development employees in particular and there can be no assurance that the Company will be successful in attracting and retaining such personnel, or that it can avoid increased costs in order to do so. The Company's success to date has depended in large part on the skills and efforts of, in particular, its founders, Richard T. Fedor, Clarence H. Thiesen, Vern J. Blanchard and Gary R. Held. Although management believes replacement personnel, including persons already employed by the Company, could be found, the loss of any of the founders, were the Company unable to hire suitable replacements, or the Company's failure to attract additional qualified employees, could have a material adverse effect on the Company's operating results and financial condition. The loss of key personnel or the failure to attract additional qualified personnel for whatever reason could delay implementation of the Company's business plans. See "Management."

MANAGEMENT OF GROWTH

    The Company's growth plans will require full use of the Company's current financial, managerial and other resources as well as substantial expansion of those resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to attract, motivate and train key employees. The Company plans to expand within its existing domestic markets and into foreign and domestic bingo markets in which it has no previous operating experience. There can be no assurance that the Company will be able to maintain profitability or successfully manage the aggressive expansion of its existing and planned business. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

REGULATORY RISKS

    The Company must maintain its existing licenses and approvals necessary to operate in its existing markets and obtain the necessary licenses, approvals, findings of suitability and product approvals in all additional jurisdictions in which it intends to distribute its products. The licensing and approval processes can involve extensive investigation into the Company and its officers, directors, principal stockholders and products, and can require significant expenditures of time and resources by the Company. The Company must comply with applicable regulations for its activities in any international jurisdictions into which it expands. There can be no assurance that the Company will receive licensing approval in the jurisdictions in which it is currently seeking such approval. The regulations relating to company and product licensing are subject to change and other jurisdictions, including the federal government, may elect to regulate or tax bingo. The Company cannot predict the nature of any such changes or their impact on the Company. The loss of a license in a particular state will prohibit the Company from realizing revenues in that state and may prohibit the Company from installing its units in other states. The loss of one or more licenses held by the Company could have an adverse effect on the Company's business. See "Business--Government Regulation."

DEPENDENCE ON SINGLE-SOURCE SUPPLIER FOR HAND-HELD UNITS

    The Company currently obtains its hand-held units from Tidalpower Technologies Inc. ("Tidalpower"), a contract manufacturer in Taiwan. The Company does not have long-term supply contracts with Tidalpower, but rather obtains hand-held units on a purchase order basis. Although the design of hand-held units is not unique or proprietary, if Tidalpower ceased doing business with the Company, the Company would need to find a replacement supplier. Tidalpower has been named as a defendant in an action by Apex Wholesale, Inc. and injunctive relief is sought against Tidalpower in this action. See "Business--Legal Proceedings." The Company believes the availability of suppliers is such that a capable replacement for Tidalpower could be found, but not without some risk of delay, and there can be no assurance that the Company would be able to procure, substitute or produce its hand-held units without a significant interruption or a price increase. Any failure or delay in receiving hand-held units could have a material adverse effect on the Company's business, financial condition and results of operation.

PROTECTION OF LAW

    The Company's units are operated in many bingo halls located on Indian reservations in the United States. State and federal laws governing the business or other conduct of private citizens generally do not apply to bingo halls that operate on Indian reservations. The Company would therefore have little or no legal recourse if an Indian tribe operating a particular bingo hall seized the units or barred entry onto the reservation in the event of a contract or other dispute. The Company has the capability to render any units inoperable in the event of such action. However, any seizure of the Company's units is likely to result in a capital loss and loss of revenue to the Company and could, were it to occur on a large scale, have a materially adverse effect on the Company's capital resources.

OPERATIONS ON INDIAN LAND; IGRA

    The Company's operations in Indian gaming halls are subject to tribal and federal regulation under IGRA, which established the National Indian Gaming Commission (the "NIGC"). The NIGC has the authority to promulgate rules and regulations to enforce certain aspects of IGRA and to protect tribal interests. Under IGRA, electronic bingo games similar to the Company's have previously been determined by the NIGC to be Class II gaming activities which are subject solely to tribal regulation as approved by the NIGC. See "--Protection of Law" and "Business--Government Regulation--Indian Gaming." The Company believes its electronic bingo systems and TSBN meet all of the requirements of a Class II game and that the NIGC has the regulatory authority to make final and binding determinations on the classification of the Company's electronic bingo systems and TSBN. There can be no assurance that the NIGC would classify the Company's electronic bingo systems and TSBN as Class II games under IGRA. There can be no assurance that the NIGC would not enact future regulations or reinterpret existing regulations in such a manner so as to limit the authority of tribes to self-regulate Class II gaming or to change the definition of Class II gaming in such a manner that the Company's electronic bingo systems or TSBN are classified as a Class III game under IGRA. If classified as Class III games, the Company's electronic bingo systems or TSBN would become subject to state regulation through the tribal-state compacts required for Class III games played on Indian lands. See "Business--Government Regulation-- Indian Gaming." In that event, or in the event other federal laws are enacted that would subject the Company's operations on Indian lands to state regulation there can be no assurance the Company could modify its electronic bingo systems or TSBN so that they could be classified as Class II games, or that the Company could gain the necessary state approval and licenses to continue its operations in Indian gaming halls and such an event could have a material adverse effect on the Company. Any modification of the Company's electronic bingo systems or TSBN would also have the additional risk that such modifications would not appeal to customers or be acceptable to the Indian tribes.

    IGRA was adopted in 1988 and the interaction and development of federal, state, and tribal regulation of Indian gaming is continuing to evolve. The Company participates in an industry characterized by rapid technological advances and, due to the lack of case law and interpretation of regulations regarding issues relating, for example, to the use of technological aids such as the Company's electronic bingo systems, there may be insufficient historical precedent to enable the Company to predict with certainty the response of regulatory authorities to planned activities.

CHANGING TECHNOLOGY

    The Company's products utilize hardware components that have been developed primarily for the personal computer industry, which is characterized by rapid technological change and product enhancements. Should any current or potential competitor of the Company succeed in developing a better electronic bingo system, such competitor could be in a position to outperform the Company in its ability to exploit developments in microprocessor, video technology or other multimedia technology. The emergence of an electronic bingo system that is superior to the Company's in any respect could substantially diminish the Company's revenues and limit the Company's ability to grow and thereby have a material adverse effect on the Company's operating results.

SUBSTANTIAL PORTION OF NET PROCEEDS ALLOCATED FOR GENERAL PURPOSES

    Substantially all of the net proceeds to the Company from this offering have been allocated to working capital to fund future development and expansion activities and other general corporate purposes. Subject to the foregoing, the net proceeds may be spent at the discretion of the Company's board of directors (the "Board of Directors"). As a result, investors may not know in advance how such net proceeds will be used by the Company. See "Use of Proceeds."

CONTROL BY PRINCIPAL STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS

    Upon closing of this offering (assumed to be October 31, 1997), management will beneficially own 52.3% of the outstanding Common Stock (49.1% if the Underwriters' over-allotment option is exercised in full). As a result, management will continue to have the ability to control the Company and direct its affairs and business. Such concentration of ownership, as well as certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Delaware General Corporation Law (the "DGCL"), could have the effect of delaying or preventing a change in control of the Company. These provisions include the classified structure of the Company's Board of Directors and the Company's ability to issue "blank check" preferred stock. In addition, such concentration of ownership and such provisions may adversely affect the ability of stockholders to realize a premium on the sale of their shares of Common Stock in a takeover of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon closing of this offering, the Company will have 9,595,713 shares of Common Stock outstanding, excluding shares of Common Stock issuable upon exercise of options under the Company's Incentive Stock

Plan (the "Stock Option Plan") or otherwise. All of the shares of Common Stock to be sold in this offering will be eligible for immediate sale in the public market without restriction unless acquired by affiliates of the Company. Of the remaining 5,885,713 shares of Common Stock outstanding, 2,089,125 shares will be available for resale beginning 180 days after the date of this Prospectus upon expiration of the applicable lock-up agreements described below and, unless registered, subject to compliance with Rule 144 under the Securities Act ("Rule 144"), 2,032,700 shares not subject to the lock-up agreements will be eligible for sale under Rule 144 upon completion of this offering, and the rest of the shares will, unless registered, become eligible for sale under Rule 144 at various dates as the holding period provisions of Rule 144 are satisfied. See "Shares Eligible for Future Sale."

    Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company, the Selling Stockholders and the directors and executive officers of the Company have agreed not to offer, pledge, sell an option or contract to purchase, purchase an option or contract to sell, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or enter into any swap or other arrangement that in any manner transfers all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), provided that the Company may grant options pursuant to the Stock Option Plan, and issue shares of Common Stock upon the exercise of outstanding options. See "Underwriting."

NO PRIOR PUBLIC MARKET

    Prior to this offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the representatives of the Underwriters based on the factors described under "Underwriting." The price at which the Common Stock will trade in the public market after this offering may be less than the initial public offering price. See "Underwriting."

ABSENCE OF DIVIDENDS

    The Company has not paid or declared any cash dividends to date and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Covenants under the Company's $3 million term loan (the "Term Loan"), which will be repaid with proceeds from this offering, and $3 million revolving line of credit (the "Revolving Credit Facility"), both with Wells Fargo Bank, N.A. ("Wells Fargo") restrict payment of dividends without the prior consent of Wells Fargo. See "Dividend Policy."

DILUTION TO NEW INVESTORS

    Purchasers of Common Stock in this offering will experience immediate and substantial dilution in the amount of $7.87 per share in pro forma net tangible book value per share (based upon the assumed initial public offering price of $12.00 per share). See "Dilution."

FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under "Risk Factors" constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 3,270,000 shares of Common Stock offered hereby by the Company, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $35.7 million ($40.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


    The principal reasons for this offering are to fund the uses outlined below, to fund future growth, to provide capital for acquisitions and liquidity and to create a public market for the Company's shares. Approximately $4.3 million of the net proceeds of this offering are allocated to repay substantially all of the Company's outstanding indebtedness (which had varying interest rates at July 31, 1997 not exceeding 9% per annum and maturing not later than April 11, 2000). The proceeds of the indebtedness which is being repaid were primarily used to refinance the Company's previously outstanding line of credit and for operating needs, including payments of estimated income taxes. The Company will be able to borrow up to $3 million under the Revolving Credit Facility upon completion of this offering. The Company has allocated approximately $12 million of the net proceeds of this offering to fund its growth plans. These funds allocated for growth plans include: approximately $8.0 million for capital expenditures, which expenditures will include the purchase of additional fixed-base and hand-held bingo units to be installed at existing and new customers' bingo halls; approximately $3 million for expanding the Company's operations into new markets; and approximately $1 million for launching TSBN. The balance of the net proceeds (approximately $19.4 million) will be used for working capital and other general corporate purposes, including the potential acquisition of or investment in complementary businesses, products, joint ventures, or the right to obtain the use of complementary technologies. To date, the Company has not entered into any definitive agreements, commitments or understandings with respect to any acquisitions although the Company has from time to time had preliminary discussions with the owners of Satellite Bingo regarding the possible acquisition of Satellite Bingo or of Satellite Bingo's interest in TSBN. See "Business-- Strategy." The use of unallocated net proceeds will be at the discretion of the Board of Directors. See "Risk Factors--Substantial Portion of Net Proceeds Allocated for General Purposes." Pending such uses, the Company plans to invest the net proceeds in short-term investment grade, interest bearing securities.


                                DIVIDEND POLICY

    The Company has paid no cash dividends to date and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, to finance the expansion of its business and for other general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that the Board of Directors deems relevant. The Revolving Credit Facility restricts payment of cash dividends without the prior consent of Wells Fargo. See "Risk Factors--Absence of Dividends."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at July 31, 1997, on (i) a historical basis, (ii) a pro forma basis to give effect to the sale of 400,000 shares of Series A Preferred issued on September 2, 1997 and conversion thereof into 400,000 shares of Common Stock and the conversion by certain stockholders of convertible subordinated debt (including accrued interest) of $1,475,888 at July 31, 1997 into 1,475,888 shares of Common Stock and (iii) a pro forma as adjusted basis to give effect to the sale by the Company of 3,270,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. The capitalization of the Company should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                   JULY 31, 1997
                                                                        -----------------------------------
                                                                                                 PRO FORMA
                                                                         ACTUAL     PRO FORMA   AS ADJUSTED

                                                                         (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                  SHARE AMOUNTS)

CASH AND CASH EQUIVALENTS.............................................  $     215   $   3,050    $  34,446
                                                                        ---------  -----------  -----------
                                                                        ---------  -----------  -----------
DEBT:
  Convertible notes payable to officers (including accrued
    interest).........................................................  $   1,476   $      --    $      --
  Other short-term and long-term debt.................................      4,347       4,347           --
                                                                        ---------  -----------  -----------
      TOTAL DEBT(a)...................................................      5,823       4,347           --
STOCKHOLDERS' EQUITY:(b)
  Preferred stock, undesignated, par value $.001 per share; 5,000,000
    shares authorized, no shares issued and outstanding...............         --          --           --
  Common stock, par value $.001 per share; 40,000,000 shares authorized; 4,449,825 shares issued and outstanding actual;
    6,325,713 pro forma; and 9,595,713 pro forma as adjusted..........          4           6           10

  Capital in excess of par value......................................         34       4,343       40,083

  Retained earnings...................................................      3,229       3,229        3,229
                                                                        ---------  -----------  -----------
    TOTAL STOCKHOLDERS' EQUITY........................................      3,267       7,578       43,322
                                                                        ---------  -----------  -----------
    TOTAL CAPITALIZATION..............................................  $   9,090   $  11,925    $  43,322
                                                                        ---------  -----------  -----------
                                                                        ---------  -----------  -----------

------------------------

(a) The Company's $3 million Revolving Credit Facility will remain available for reborrowing after completion of this offering. See "Use of Proceeds."

(b) An amendment to the Certificate of Incorporation was filed on August 25, 1997. Prior to such amendment, the Company had 15,000,000 shares of Common Stock authorized and 4,414,075 shares issued and outstanding, and no shares of preferred stock were authorized or issued and outstanding.

                                    DILUTION

    At July 31, 1997, the Company had a pro forma net tangible book value of $8.1 million, or $1.10 per share of Common Stock based upon 7,358,463 shares of Common Stock outstanding. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding(a) at such date. After giving effect to the sale by the Company of 3,270,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and application of the net proceeds therefrom, the pro forma net tangible book value of the Company, as adjusted, at July 31, 1997 would have been $43.9 million or $4.13 per share of Common Stock. This represents an immediate dilution to new investors of $7.87 per share and an immediate increase in pro forma as adjusted net tangible book value per share to existing stockholders of $3.03 per share. The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share..........             $   12.00
Pro forma net tangible book value per share at July 31,
  1997...................................................  $    1.10
Increase in net tangible book value per share
  attributable to new investors..........................       3.03
                                                           ---------
Pro forma as adjusted net tangible book value per share
  after giving effect to this offering...................                  4.13
                                                                      ---------

Dilution per share to new investors......................             $    7.87
                                                                      ---------
                                                                      ---------

    The following table sets forth at July 31, 1997, the relevant investments of the existing stockholders and of the new investors, giving effect to the sale by the Company of 3,270,000 shares and the sale by the Selling Stockholders of 440,000 shares of Common Stock being offered hereby, at an assumed public offering price of $12.00 per share and, prior to completion of this offering, the conversion by certain officers of convertible subordinated debt (including accrued interest) of $1,475,888 at July 31, 1997 into 1,475,888 shares of Common Stock, and the conversion into 400,000 shares of Common Stock of the Series A Preferred.

                                              SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                           -----------------------  --------------------------   PRICE PER
                                             NUMBER    PERCENTAGE      AMOUNT      PERCENTAGE      SHARE

Existing stockholders....................   5,885,713        61.3%  $   5,066,743        10.2%   $    0.86
New investors............................   3,710,000        38.7      44,520,000        89.8        12.00
                                           ----------       -----   -------------       -----
    Total................................   9,595,713       100.0%  $  49,586,743       100.0%
                                           ----------       -----   -------------       -----
                                           ----------       -----   -------------       -----

    The foregoing table assumes no exercise of options and excludes options to purchase 1,619,050 shares of Common Stock, outstanding as of July 31, 1997, of which 1,032,750 options are currently exercisable. See "Management--Stock Option Plan" and Note 6 of Notes to Financial Statements included elsewhere herein.

------------------------

(a) Assumes (i) the conversion by certain officers of convertible subordinated debt (including accrued interest) of $1,475,888 at July 31, 1997 into 1,475,888 shares of Common Stock, (ii) issuance of 1,032,750 shares of Common Stock from currently exercisable stock options, and (iii) the conversion into 400,000 shares of Common Stock of the Series A Preferred, all of which will occur prior to completion of this offering. The conversion of convertible notes payable to officers and Series A Preferred into Common Stock will occur prior to completion of this offering. In addition, none of the 586,300 of options unexercisable as of July 31, 1997 were included in the calculation of pro forma Common Stock outstanding since they will not become exercisable within the next 60 days.

                            SELECTED FINANCIAL DATA

    The selected statement of operations data for the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1997 and the selected balance sheet data set forth below at October 31, 1995 and 1996 and July 31, 1997 have been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The selected balance sheet data set forth below at October 31, 1994 has been derived from the Company's audited financial statements not included herein. The selected statement of operations data set forth below for the nine months ended July 31, 1996 have been derived from the Company's unaudited financial statements which are included elsewhere herein. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company's results of operations and financial condition for such periods. Operating results for the nine months ended July 31, 1997 are not necessarily indicative of results that may be expected for the entire year ending October 31, 1997. The selected financial data set forth below should be read in conjunction with the Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    NINE MONTHS ENDED
                                                                      YEARS ENDED OCTOBER 31,            JULY 31,
                                                                  -------------------------------  --------------------
                                                                   1994(A)     1995       1996       1996       1997
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues........................................................  $     599  $   3,350  $   5,364  $   3,545  $   8,892
Cost of revenues................................................        253        712      1,615      1,147      2,245
                                                                  ---------  ---------  ---------  ---------  ---------
Gross profit....................................................        346      2,638      3,749      2,398      6,647
Operating expenses:.............................................
  General and administrative....................................        220        693      1,020        717      1,348
  Sales and marketing...........................................        149        552        613        425        982
  Research and development......................................         94        329        477        340        385
                                                                  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................................        463      1,574      2,110      1,482      2,715
                                                                  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...................................       (117)     1,064      1,639        916      3,932
Interest expense and other......................................        (58)      (194)      (275)      (201)      (361)
                                                                  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for income taxes.................       (175)       870      1,364        715      3,571
Provision for income taxes......................................         --        278        559        293      1,416
                                                                  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................................  $    (175) $     592  $     805  $     422  $   2,155
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
Fully diluted net income (loss) per share(b)....................  $   (0.13) $    0.10  $    0.11  $    0.06  $    0.32

Shares used in the calculation of fully diluted net income
  (loss) per share(b) (000s)....................................      2,283      7,115      7,889      7,806      7,091

Supplementary fully diluted net income per share(b).............                        $    0.12             $    0.32

SELECTED OTHER DATA:
Fixed-based units in operation (end of period)..................        545      1,250      2,644      1,704      3,944
Hand-held units in operation (end of period)....................         --         --        710        790      2,003
Number of customer locations (end of period)....................         14         30         70         42        123
Capital expenditures............................................  $     462  $   1,251  $   2,966  $   2,030  $   3,580
Depreciation and amortization...................................         63        282        599        396        979

------------------------
(a) Represents the period from inception (April 18, 1994) through October 31, 1994. Operations commenced June 1, 1994.

(b) See Note 1 of Notes to Financial Statements included elsewhere herein for information concerning the computation of fully diluted and supplementary diluted net income (loss) per share.

                                                                                 OCTOBER 31,
                                                                       -------------------------------
                                                                         1994       1995       1996     JULY 31, 1997
                                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................................  $      25  $      37  $     166    $     215
Working capital (deficit)............................................        (76)       (37)    (1,385)        (596)
Total assets.........................................................      1,330      2,783      5,710        9,922
Total debt(c)........................................................      1,464      1,306      3,398        5,823
Total stockholders' equity (deficit).................................       (175)       980      1,785        3,267

------------------------
(c) Includes convertible subordinated debt to stockholders (including accrued interest) of $1,331,383, $1,291,460 and $1,530,845 at October 31, 1994, 1995
    and 1996, respectively, and $1,475,888 at July 31, 1997, which will be converted into Common Stock prior to completion of this offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

OVERVIEW

    GameTech has grown rapidly, and management believes that the Company has had a competitive advantage resulting from the experience of its management and the value it has provided its customers through a combination of quality electronic bingo units and superior customer service and support. The Company's recent growth has been driven by the increase in its installed base of bingo units primarily resulting from the Company's entry into the Texas market in August 1996 and introduction of an improved hand-held unit in April 1997. During August and September, GameTech added an additional 1,800 hand-held units and 271 fixed base units, bringing its installed base to approximately 8,000 units.

    GameTech generates revenues by installing electronic bingo systems in bingo halls under revenue sharing agreements, or to a lesser extent, at fixed rates per bingo session. The Company recognizes revenue as its bingo units are utilized by players. Revenue growth is affected by player acceptance of electronic bingo as an alternative to paper bingo and the Company's ability to expand operations into new markets. Fixed-base bingo units generate greater revenue per unit than hand-held bingo units, but also require greater initial capital investment.

    The Company installs its electronic bingo systems at no charge to its customers and capitalizes the costs. During fiscal 1995, fiscal 1996 and the nine months ended July 31, 1997, the Company's capital expenditures were approximately $1.3 million, $3.0 million and $3.6 million, respectively, almost all of which represented investments in bingo equipment. The Company's cost of revenues consists primarily of the expense of providing customer service, including labor, service-related overhead and depreciation of the bingo systems installed at customer locations. The Company records depreciation of bingo equipment over a five-year estimated useful life using the straight line method of depreciation.

    TSBN, the Company's 50%-owned joint venture, is anticipated to be launched in early 1998. TSBN is accounted for under the equity method on the Company's financial statements. To date, the Company has funded the operating losses of TSBN and consequently for financial reporting purposes will record 100% of TSBN's future operating losses, if any. If the Company pursues and executes strategic opportunities such as the acquisition of Satellite Bingo and the all-electronic bingo halls discussed under "Business-- Products" and "--Sales, Marketing and Distribution," its operating results and margins will, to varying degrees, begin to be affected by the Company's status as an owner and operator of such ventures. To the extent any such ventures become material to the Company, its financial results will accordingly reflect the different accounting methods to recognize revenue from, and fund the expenses of, these operations.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain statement of operations data for the Company expressed as a percentage of revenues.

                                                                                                    NINE MONTHS ENDED
                                                                     YEARS ENDED OCTOBER 31,             JULY 31,
                                                                ---------------------------------  --------------------
                                                                  1994(A)      1995       1996       1996       1997
STATEMENT OF OPERATIONS DATA:
  Revenues....................................................       100.0%      100.0%     100.0%     100.0%     100.0%
  Cost of revenues............................................        42.3        21.2       30.1       32.3       25.2
                                                                     -----   ---------  ---------  ---------  ---------
  Gross profit................................................        57.7        78.8       69.9       67.7       74.8
  Operating expenses:
    General and administrative................................        36.8        20.7       19.0       20.2       15.2
    Sales and marketing.......................................        24.8        16.5       11.5       12.0       11.1
    Research and development..................................        15.7         9.8        8.9        9.6        4.3
                                                                     -----   ---------  ---------  ---------  ---------
  Total operating expenses....................................        77.3        47.0       39.4       41.8       30.6
                                                                     -----   ---------  ---------  ---------  ---------
  Income (loss) from operations...............................       (19.6)       31.8       30.5       25.9       44.2
  Interest expense and other..................................        (9.7)       (5.8)      (5.1)      (5.7)      (4.1)
                                                                     -----   ---------  ---------  ---------  ---------
  Income (loss) before income taxes...........................       (29.3)       26.0       25.4       20.2       40.1
  Provision for income taxes..................................         0.0         8.3       10.4        8.3       15.9
                                                                     -----   ---------  ---------  ---------  ---------
  Net income (loss)...........................................       (29.3)%      17.7%      15.0%      11.9%      24.2%
                                                                     -----   ---------  ---------  ---------  ---------
                                                                     -----   ---------  ---------  ---------  ---------

------------------------
(a) Represents the period from inception (April 18, 1994) through October 31, 1994. Actual operations began June 1, 1994.

NINE MONTHS ENDED JULY 31, 1997 COMPARED TO NINE MONTHS ENDED JULY 31, 1996

    REVENUES. Revenues increased $5.4 million, or 151%, to $8.9 million for the nine months ended July 31, 1997 from $3.5 million for the nine months ended July 31, 1996. The increase in revenues was primarily due to a 161% increase in the average number of units installed to 4,386 during the nine months ended July 31, 1997 from 1,680 during the nine months ended July 31, 1996, partially offset by a slight decrease in average revenues per unit. Expansion into Texas accounted for $4.0 million of the revenue increase during the nine months ended July 31, 1997.

    COST OF REVENUES. Cost of revenues increased $1.1 million, or 95.7%, to $2.2 million for the nine months ended July 31, 1997, from $1.1 million for the nine months ended July 31, 1996. The increase in cost of revenues was primarily due to the greater average number of units installed. As a percentage of revenues, cost of revenues decreased to 25.2% from 32.3% in the prior period. The decrease was a result of higher utilization of field service personnel and increased revenues, together with start-up costs of $101,000 for the expansion into Texas during the nine months ended July 31, 1996, which were not immediately offset by increased revenues. The components of the $101,000 in start-up costs consisted of $42,000 of personnel-related costs and $59,000 in overhead costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $631,000, or 88.0%, to $1.3 million for the nine months ended July 31, 1997 from $717,000 for the nine months ended July 31, 1996. The significant components of the $631,000 increase consist of: higher payroll resulting from hiring four additional personnel to help manage the Company's growth of $135,000; increased professional services of $122,000; and larger provisions for bonuses of $120,000, profit sharing of $67,000 and bad debts of $67,000. As a percentage of revenues, general and administrative expenses decreased to 15.2% from 20.2% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    SALES AND MARKETING. Sales and marketing expenses increased $557,000, or 131%, to $982,000 for the nine months ended July 31, 1997 from $425,000 for the nine months ended July 31, 1996. The increase was primarily due to larger distributor commissions of $398,000 and costs associated with hiring an additional salesperson of $103,000 in response to the higher level of revenues in Texas. As a percentage of revenues, sales and marketing expenses decreased to 11.1% from 12.0% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $45,000, or 13.3%, to $385,000 for the nine months ended July 31, 1997 from $340,000 for the nine months ended July 31, 1996. As a percentage of revenues, research and development expenses decreased to 4.3% from 9.6% in the prior period.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased $160,000, or 79.5%, to $361,000 for the nine months ended July 31, 1997 from $201,000 for the nine months ended July 31, 1996. The increase was primarily due to increased average debt outstanding of $4.8 million for the nine months ended July 31, 1997 compared to $2.3 million for the nine months ended July 31, 1996, partially offset by lower interest rates. The increased debt was used to finance operations.

    PROVISION FOR INCOME TAXES. Provision for income taxes increased $1.1 million, or 383%, to $1.4 million for the nine months ended July 31, 1997 from $293,000 for the nine months ended July 31, 1996 primarily due to an increase in pre-tax income. The Company's effective income tax rate remained at approximately 40% in each period.

    NET INCOME. As a result of the factors discussed above, net income increased $1.7 million, or 411%, to $2.2 million for the nine months ended July 31, 1997 from $422,000 for the nine months ended July 31, 1996.

YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995

    REVENUES. Revenues increased $2.0 million, or 60.1%, to $5.4 million for the year ended October 31, 1996 from $3.4 million for the year ended October 31, 1995. The increase in revenues was primarily due to a 127% increase in the average number of units in service to 1,865 during 1996 from 821 in 1995, partially offset by a decrease in average revenues per unit resulting from the increased percentage of hand-held units installed which generate lower average revenue per unit.

    COST OF REVENUES. Cost of revenues increased $903,000, or 127%, to $1.6 million for the year ended October 31, 1996 from $712,000 for the year ended October 31, 1995. The increase in cost of revenues was primarily due to the increased number of units installed and start-up costs in Texas. As a percentage of revenues, cost of revenues increased to 30.1% from 21.2% in the prior period, primarily due to an increase in depreciation of $317,000, or 5.9% of revenue, due to the increased number of installed units and start-up costs for the expansion into Texas of $203,000, or 3.8% of revenue, which were not immediately offset by increased revenues. The components of the $203,000 in start-up costs consisted of $85,000 of personnel-related costs and $118,000 in overhead costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $327,000, or 47.2%, to $1.0 million for the year ended October 31, 1996 from $693,000 for the year ended October 31, 1995. The significant components of the $327,000 increase consist of: increased professional services of $123,000; higher payroll resulting from hiring one additional person of $31,000; and larger provisions for bonuses of $51,000, bad debts of $43,000 and profit sharing of $22,000. As a percentage of revenues, general and administrative expenses decreased to 19.0% from 20.7% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    SALES AND MARKETING. Sales and marketing expenses increased $62,000, or 11.2%, to $614,000 for the year ended October 31, 1996 from $552,000 for the year ended October 31, 1995. The increase was primarily due to higher payroll resulting from hiring an additional salesperson of $31,000 and larger distributor commissions of $23,000 attributable to the higher level of revenues. As a percentage of revenues, sales and marketing expenses decreased to 11.5% from 16.5% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $148,000, or 45.1%, to $477,000 for the year ended October 31, 1996 from $329,000 for the year ended October 31, 1995. The increase was primarily due to additional products under development in 1996 as compared to 1995. As a percentage of revenues, research and development expenses decreased to 8.9% from 9.8% in the prior period as a result of the increase in revenues.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased $81,000, or 41.9%, to $275,000 for the year ended October 31, 1996 from $194,000 for the year ended October 31, 1995. The increase was primarily due to the increased average debt outstanding of $2.4 million in 1996 compared to $1.4 million in 1995, partially offset by lower interest rates. The increased debt was used to finance operations.

    PROVISION FOR INCOME TAXES. Provision for income taxes increased $281,000, or 101%, to $559,000 for the year ended October 31, 1996 from $278,000 for the year ended October 31, 1995 primarily due to an increase in pre-tax income partially offset by the use of net operating loss carryforwards of approximately $170,000 utilized in computing the provision for income taxes for 1995.

    NET INCOME. As a result of the factors discussed above, net income increased $213,000, or 35.9%, to $805,000 for the year ended October 31, 1996 from $592,000 in 1995.

YEAR ENDED OCTOBER 31, 1995 COMPARED TO THE PERIOD FROM INCEPTION (APRIL 18,
1994) THROUGH OCTOBER 31, 1994

    REVENUES. Revenues increased $2.8 million to $3.4 million for the year ended October 31, 1995 from $599,000 for the period ended October 31, 1994. The increase in revenues was primarily due to a full year of operations in 1995 compared to five months of operations in the 1994 period, as well as an increase in the average number of units installed to 821 during 1995 from 540 during the 1994 period.

    COST OF REVENUES. Cost of revenues increased $459,000 to $712,000 for the year ended October 31, 1995, from $253,000 for the period ended October 31, 1994. The increase in cost of revenues reflects a full year of operations in 1995 compared to five months of operations in the 1994 period, as well as the greater average number of units installed. As a percentage of revenues, cost of revenues decreased to 21.2% from 42.3% in the prior period primarily due to the higher utilization of field service personnel and the increase in revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $473,000 to $693,000 for the year ended October 31, 1995 from $220,000 for the period ended October 31, 1994. The increase reflects a full year of operations in 1995 compared to five months of operations in the 1994 period and increased costs resulting from an addition to the staff of $15,000; increased professional services of $15,000; and larger provisions for bonuses of $24,000 and bad debts of $24,000. As a percentage of revenues, general and administrative expenses decreased to 20.7% from 36.8% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    SALES AND MARKETING. Sales and marketing expenses increased $403,000 to $552,000 for the year ended October 31, 1995 from $149,000 for the period ended October 31, 1994. The increase reflects a full year of operations in 1995 compared to five months of operations in the 1994 period and higher amounts of commissions paid to distributors. As a percentage of revenues, sales and marketing expenses decreased to 16.5% from 24.8% in the prior period primarily due to the increase in revenues and operating leverage in the Company's operations.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased $235,000 to $329,000 for the year ended October 31, 1995 from $94,000 for the period ended October 31, 1994. As a percentage of revenues, research and development expenses decreased to 9.8% from 15.7% in the prior period reflecting a full year of operations in 1995 compared to five months in the 1994 period and hiring of consultants for new product development.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased $136,000 to $194,000 for the year ended October 31, 1995 from $58,000 for the period ended October 31, 1994. The increase was primarily due to interest expense on debt outstanding for the full year as compared to partial year, higher average debt outstanding and higher interest rates.

    PROVISION FOR INCOME TAXES. Provision for income taxes was $278,000 for the year ended October 31, 1995 compared to $0 for the period ended October 31, 1994. In the prior period, the Company had no income tax liability. In 1995, the Company utilized $170,000 of net operating loss carryforwards.

    NET INCOME. As a result of the factors discussed above, net income increased $767,000 to $592,000 for the year ended October 31, 1995 from a loss of $175,000 for the period ended October 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has primarily used its cash flow to purchase additional bingo units to install in customers' bingo halls and to meet its ordinary operating expenses. The principal sources of the Company's liquidity have been cash flow from operations, borrowings under the Company's Term Loan and Revolving Credit Facility, the issuance to officers of notes convertible into Common Stock and sales of Common Stock. In addition, on September 2, 1997, the Company issued and sold 400,000 shares of Series A Preferred Stock for net proceeds of $2.8 million. GameTech currently has the $3 million Term Loan, which has an interest rate of 8.9% per annum, and the $3 million Revolving Credit Facility, which has an interest rate based on the prime rate plus 0.5% or LIBOR plus 2.5%, at the Company's option; the Revolving Credit Facility expires on April 11, 1998 and the Term Loan expires on April 11, 2000. The Company intends to repay borrowings under both the Term Loan and Revolving Credit Facility with a portion of the net proceeds from this offering. See "Use of Proceeds." The Company expects to maintain availability under the Revolving Credit Facility and does not anticipate that it will have difficulty refinancing or replacing the Revolving Credit Facility should it so desire. Covenants under these credit facilities restrict payment of cash dividends and interest to holders of convertible notes without prior consent of Wells Fargo.

    Operating activities provided $2.3 million of cash in the nine months ended July 31, 1997 compared to $1.1 million in the nine months ended July 31, 1996. The increase was primarily due to higher net income of $1.7 million, increased depreciation and amortization of $584,000 and increased accounts payable of $272,000, partially offset by increased accounts receivable of $484,000 and higher deposits for the purchase of new hand-held units of $1.0 million. In 1996, operating activities provided net cash of $1.3 million as compared to $1.1 million in 1995. The increase was primarily due to higher net income and depreciation and amortization of $317,000, partially offset by increased accounts receivable of $124,000, and lower accounts payable of $493,000.

    Investing activities used $3.8 million of cash in the nine months ended July 31, 1997 compared to a use of $2.1 million of cash in the nine months ended July 31, 1996. The increase was primarily due to a $1.6 million increase in capital expenditures for bingo units and other fixed assets and investment in and advances to a joint venture of $171,000. In 1996, investing activities used cash of $3.1 million as compared to $1.3 million in 1995. The increase was primarily due to a $1.7 million increase in capital expenditures for bingo units and other fixed assets.

    Financing activities provided cash of $1.6 million in the nine months ended July 31, 1997 compared to $1.0 million in the nine months ended July 31, 1996. The increase resulted primarily from an increase in net proceeds of short-term and long-term bank borrowings of $1.2 million, partially offset by the repurchase of Common Stock of $250,000 and payments on long-term debt of $378,000. The stock was repurchased pursuant to a stock repurchase agreement, entered into with a former officer of the Company, to repurchase 1,000,000 shares of Common Stock and repay a note and accrued interest of approximately $168,000 for $875,000. The Company issued a note in the principal amount of $625,000 and paid the balance of $250,000 in cash for the repurchase of the shares of Common Stock. The note bears interest at 5.65% and is payable in four semi-annual installments of $156,250 plus interest. See Note 6 of Notes to

Financial Statements included elsewhere herein. In 1996, financing activities provided cash of $1.9 million as compared to $209,000 in 1995. The increase was primarily due to a net $1.9 million increase in short-term borrowings, partially offset by a reduction in the amount of convertible notes issued to stockholders of $240,000.

    The Company believes that cash flow from operations and the net proceeds to the Company from this offering, together with funds available under the Revolving Credit Facility, will be sufficient to support its operations and provide for budgeted capital expenditures of approximately $8.0 million and liquidity requirements through fiscal 1998. However, the Company's long term liquidity requirements will depend on many factors, including, but not limited to the rate at which the Company expands its business, whether internally or through acquisitions and strategic alliances. In addition, strategic opportunities the Company may pursue, including without limitation TSBN, will require it to fund its portion of operating expenses of such ventures, and may further require it to advance additional amounts should any partners in such ventures be unable to meet unanticipated capital calls or similar funding events. To date, the Company has funded the operating losses of TSBN and consequently for financial reporting purposes will record 100% of TSBN's future operating losses, if any. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the long term, the Company will be required to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if it is available, it will be on terms acceptable to the Company.

QUARTERLY RESULTS

    The following table sets forth certain quarterly unaudited statement of operations data for the quarters in the year ended October 31, 1996 and in the nine months ended July 31, 1997. The quarterly information has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments necessary to present fairly the information for the quarters presented.

                                                     1996 QUARTERS ENDED                          1997 QUARTERS ENDED
                                      --------------------------------------------------  -----------------------------------
                                       JANUARY 31     APRIL 30     JULY 31   OCTOBER 31   JANUARY 31    APRIL 30     JULY 31
                                                                      (DOLLARS IN THOUSANDS)
Revenues............................    $     963     $   1,142   $   1,440   $   1,819    $   2,487    $   2,998   $   3,407
Gross profit........................          629           780         989       1,351        1,879        2,295       2,473
Income from operations..............          196           260         460         723        1,148        1,357       1,427
Net income..........................           75           117         230         383          632          758         765

    The following table sets forth certain unaudited statement of operations data for the quarters in the year ended October 31, 1996 and in the nine months ended July 31, 1997, expressed as a percentage of revenues.

                                                   1996 QUARTERS ENDED                              1997 QUARTERS ENDED
                                  ------------------------------------------------------  ---------------------------------------
                                   JANUARY 31     APRIL 30      JULY 31     OCTOBER 31     JANUARY 31     APRIL 30      JULY 31
Revenues........................       100.0%        100.0%       100.0%        100.0%         100.0%        100.0%       100.0%
Gross profit....................        65.3          68.4         68.6          74.3           75.6          76.5         72.6
Income from operations..........        20.3          22.8         32.0          39.7           46.1          45.3         41.9
Net income......................         7.8          10.3         16.0          21.0           25.4          25.3         22.5

    The Company's revenues, gross profit, income from operations and net income have grown in each quarter presented, principally as a result of the increase in its installed base of bingo units in each quarter. The Company anticipates variations in the rate of growth of revenues as a result of a number of factors, many of which are outside the Company's control, including competition, regulatory changes permitting electronic bingo in new markets, licensing approval in new markets and the introduction of new products.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 123 (SFAS 123), ACCOUNTING FOR STOCK BASED COMPENSATION. SFAS 123 provides an alternative to Accounting Principles Board's Opinion No. 25 (APB 25) and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its stock options in accordance with APB 25. SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

    In February 1997, the FASB issued Statement No. 128, EARNINGS PER SHARE, which is required for both interim and annual periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share is not expected to be material.

INFLATION AND GENERAL ECONOMIC CONDITIONS

    Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company does not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on its results of operations or financial condition.

                                    BUSINESS

GENERAL

    GameTech is a leading designer, developer and marketer of interactive electronic bingo systems. The Company currently markets a fixed-base system with light-pen-activated monitors and a portable, hand-held system which can be played anywhere within a bingo hall. Both bingo systems display electronic bingo card images which have been purchased and played by a player for each bingo game. The Company's electronic bingo units enable players to play substantially more bingo simultaneously than they can play on paper cards, leading to a greater spend per player and higher profit per bingo session for the bingo hall operator. GameTech installs the electronic bingo systems at no cost to the operator in exchange for a percentage of the sales generated by each unit. The Company typically enters into one to three year contracts pursuant to which the Company receives up to 30% of the revenues generated by GameTech units or to a lesser extent, charges fixed rates per bingo session. Management believes that because a significant majority of players who use GameTech's electronic bingo units also purchase paper cards, the use of GameTech's electronic bingo units generates incremental revenues and profits for bingo hall operators.

    The Company was founded in 1994 by executives previously involved in the bingo, slot machine, lottery and high technology software and hardware industries to pursue their belief that an advanced, interactive, electronic bingo system would be well received by both bingo hall operators and players. The Company has grown rapidly, and management believes that the Company has a competitive advantage resulting from the experience of its management, its quality electronic bingo systems and its reputation for superior customer service and support. The Company's growth has been accelerated by a successful expansion into Texas which began in August 1996; for the nine months ended July 31, 1997, the Texas market accounted for approximately 45% of the Company's revenues. For the fiscal year ended October 31, 1996, the Company's revenues increased approximately 60% to $5.4 million from $3.4 million in the prior year. For the nine months ended July 31, 1997, the Company's revenues increased more than 150% to $8.9 million from $3.5 million for the same period in the prior year. During the same period, net income increased more than 400% to $2.2 million from $422,000.

    GameTech had more than 3,900 fixed-base units and 2,000 hand-held units operating in 123 Indian and charity bingo halls at July 31, 1997. Following its development of a new generation of hand-held units introduced in April 1997, GameTech has been increasing its penetration of existing markets. During August and September, GameTech added an additional 1,800 hand-held units and 271 fixed-base units, bringing its installed base to approximately 8,000 units. Management estimates that approximately 5% of the current player spend on bingo in the United States is attributable to electronic bingo, which management believes presents the Company with significant additional growth opportunities.

    Bingo is one of the oldest and most popular forms of wagering and entertainment, with an estimated domestic annual player spend of more than $5 billion, based upon INTERNATIONAL GAMING & WAGERING BUSINESS MAGAZINE'S annual report dated August 1, 1997. Bingo is easy to understand, a pleasant social activity and a reasonably priced source of entertainment. As compared to lotteries, where prizes increase with the number of tickets sold, a bingo game is more like a raffle, with prizes predetermined before players buy their bingo cards. Because prize amounts are fixed regardless of the number of paper bingo cards and electronic bingo card images played, bingo operators' profits increase nearly dollar-for-dollar from sales of additional paper bingo cards and electronic bingo card images. Electronic bingo systems like GameTech's allow players to play more bingo per game than they can by hand, which provides bingo hall operators with the potential to increase profits commensurately. Nonprofit organizations sponsor bingo games for fund raising purposes, while Indian tribes, casinos and government-sponsored entities operate bingo games for profit. Bingo is a legal enterprise in 46 states (the exceptions are Arkansas, Hawaii, Tennessee and Utah) and the District of Columbia. Electronic bingo systems are currently permitted for charitable organizations in 26 states, and the Company has units in operation in charitable bingo halls in five of those states. Under the Indian Gaming Regulatory Act ("IGRA"), in the 46 states where bingo is legal, electronic bingo may be played on tribal Indian lands as well. Bingo is currently played on tribal Indian lands in 28 states, and the Company has units in operation in Indian bingo halls in seven of those states.

STRATEGY

    The Company's strategic objective is to increase revenues and earnings by capitalizing on the increasing acceptance of electronic bingo and to become the leading provider of electronic bingo units. To reach this objective, the Company intends to:

    MAINTAIN SUPERIOR CUSTOMER SERVICE. GameTech believes that its dedication to providing superior customer service and support fosters customer loyalty and cultivates long-term customer relationships. Approximately half of GameTech's employees are field technicians on call 24 hours a day to support customers and respond immediately to servicing calls. Management believes that its dedication to superior customer service has contributed to the rapid acceptance of GameTech's products and the Company's ability to attract and retain customers for the long-term.

    INCREASE PENETRATION WITH EXISTING CUSTOMERS. The Company closely tracks the utilization of its units to maximize revenues. As bingo player acceptance of electronic bingo units increases and utilization rates grow, management installs additional electronic bingo units at its customers' bingo halls. At approximately 80% of the bingo halls where GameTech units have been in operation for more than six months, the number of units has been increased since the initial installation.

    EXPAND CUSTOMER BASE IN EXISTING MARKETS. Management estimates that approximately 5% of the more than $5 billion domestic bingo spend is currently played on electronic bingo units. In the states in which the Company has units installed in charitable bingo halls and for which data is available, GameTech units are used by an average of approximately 8% of the charitable halls located in those states. This low penetration level illustrates GameTech's opportunity to increase its base of customers in its existing markets.

    EXPAND INTO NEW MARKETS DOMESTICALLY. GameTech has charitable bingo hall customers in only five of the 26 states which currently allow charitable organizations to conduct electronic bingo, and is actively pursuing entry into seven additional states. In addition, GameTech has Indian bingo hall customers in only seven of the 28 states where bingo is currently played on Indian lands and is actively pursuing Indian bingo hall customers in seven additional states. As part of its strategy to help expand the charity electronic bingo market, the Company is pursuing changes to legislation in several states to permit electronic bingo. In addition, the Company intends to initiate route operations to serve bingo halls which otherwise would be uneconomical to serve. The route operations would move the Company's hand-held units between various charity bingo halls on days that the respective halls hold bingo sessions.

    EXPAND INTERNATIONALLY. GameTech is in the process of adding salespeople and distributors to expand into Canada, which management estimates has an annual bingo spend of approximately $2 billion. GameTech is also actively evaluating opportunities to expand into other countries.

    LAUNCH THE SATELLITE BINGO NETWORK. GameTech is a 50% owner of TSBN, which is anticipated to be launched in early 1998. TSBN is developing a network to link via satellite participating players from different Indian bingo halls into one large bingo game, which will allow TSBN to offer bigger prizes than those generally offered by a single bingo hall. Initially, TSBN intends to include 15 Indian bingo halls, with a goal of including more than 25 Indian bingo halls after the first 12 months of operation.

    DEVELOP NEW APPLICATIONS. GameTech maintains an ongoing product development program focused on enhancing its existing products and developing new products and applications for its technology. In January 1996, GameTech introduced its first hand-held unit, followed by an improved version in April 1997. In July 1996, the Company introduced its GameTech Gold fixed-base system, which incorporates picture-in-picture technology that allows bingo players to watch television while playing bingo. Other opportunities under development include progressive bingo games and parimutuel bingo games (during non-session hours), which are anticipated to generate additional revenue for Indian bingo hall operators by linking fixed-base units nationwide into a single high-stakes bingo game.

    DEVELOP STRATEGIC ALLIANCES/ACQUIRE COMPLEMENTARY COMPANIES. The Company selectively reviews opportunities to grow through the establishment of strategic alliances and acquisitions which could extend its presence into new geographic markets, expand its client base, add new products and/or provide operating synergies. The Company has had preliminary discussions from time to time with the shareholders of Satellite Bingo regarding the possible acquisition of Satellite Bingo or of Satellite Bingo's ownership interest in TSBN. Discussions are not currently active and no assurance can be made that discussions will resume or that a definitive agreement will be reached. The Company also intends to pursue joint operating agreements or joint ventures for additional bingo opportunities, including, in particular, all-electronic bingo halls.

SALES, MARKETING AND DISTRIBUTION

    The Company's marketing strategy is to target larger bingo hall operators and demonstrate the benefits of GameTech's bingo systems to both the bingo hall operator and the bingo players. Management estimates that players spend an average of more than $50 per day on each GameTech electronic bingo unit utilized. In addition, management believes that because a significant majority of players who use GameTech's electronic bingo units also purchase paper cards, the use of GameTech's electronic bingo units generates higher profit per bingo session for the bingo hall operator. Benefits of GameTech's electronic units for the players include the ease of marking numbers called, the decreased likelihood of missing a winning pattern and the ability to play substantially more bingo than can be played using only paper bingo cards.

    The Company allocates its electronic bingo units based on utilization, generally offering additional units to those halls that have in excess of 85% utilization. This strategy is designed to maximize revenues from newly placed units. The Company's superior customer service orientation and quality products are designed to promote player loyalty and long-term relationships with bingo hall operators.

    The Company's installation package typically includes the following:

    - Installation by the Company at no cost to the bingo hall

    - Training sessions for bingo hall staff

    - Promotional sessions to introduce players to the system

    - Advertising package and point of sale materials

    - Ongoing maintenance program


    While the Company incurs certain start-up costs related to installing units in a new bingo hall in addition to the cost of the units, such costs are minor and not material to a financial analysis of the Company.


    The Company operated with an in-house sales force of three people at July 31, 1997 and added two more prior to September 30, 1997. Sales personnel earn base salaries plus incentive commissions based on the revenues generated by the units they place. Management estimates that approximately 40% of GameTech's units installed at July 31, 1997 were placed by GameTech's in-house sales force. In addition to the sales force, the Company has exclusive distributors in Mississippi, Oklahoma and Texas, whose compensation is based on a percentage of the sales generated for the Company from their respective territories. Distributors are typically selected based upon their financial stability and experience and are required to make an exclusive commitment to the Company.

    TARGET MARKETS. There are approximately 275 Indian bingo halls and approximately 37,000 charity-owned bingo locations in the United States. At July 31, 1997, the Company had approximately 6,000 installed units at 123 locations serving more than 380 customers, including many charitable bingo halls where the Company has multiple customers. For the nine months ended July 31, 1997 approximately 37% of the Company's revenues were derived from units installed in Indian bingo halls and the remaining 63% were from units installed in charity bingo halls. The Company also intends to market its electronic bingo systems to the military, casino and cruise ship markets.

    GameTech currently operates in nine states: charitable bingo halls in five (California, Mississippi, Oregon, Texas and Washington) of the 26 states where electronic bingo is currently permitted in charitable bingo halls, and Indian bingo halls in seven (California, Kansas, Michigan, New Mexico, Oklahoma, Oregon and Washington) of the 28 states where bingo is currently played in Indian bingo halls. In addition, GameTech is licensed to serve charitable bingo halls in Kentucky and is actively marketing to Indian bingo halls in Minnesota and Wisconsin. Additional bingo halls in the Northeast and Canada are being actively pursued. Outside of North America, the Company intends to pursue bingo opportunities in the Phillippines and Guam and selected countries throughout Europe, South America and Asia.


    The following table sets forth, for the states in which the Company currently has bingo hall customers, certain information, as of and for the nine months ended July 31, 1997, regarding the number of bingo halls serviced by the Company in each state, the percentage of total per-state revenues attributable to charitable bingo halls and Indian bingo halls, and the percentage of the Company's total revenues attributable to each state along with a breakdown of total revenues attributable to fixed-based units and hand-held units by state.


                                       CALIFORNIA      KANSAS       MICHIGAN      MISSISSIPPI   NEW MEXICO     OKLAHOMA
                                      -------------  -----------  -------------  -------------  -----------  -------------
Bingo halls serviced................           10             1             1              8             1            12
Per-state revenue by type of hall:
  Charitable........................         16.1%       --            --                100        --            --
  Indian............................         83.9%          100           100         --               100           100
Percentage of Company's revenues
generated in state:
  Total.............................         19.8%        *             *               10.1           1.7          15.5
  Fixed-base........................         16.7%        *             *               11.8           2.0          13.8
  Hand-held.........................         39.2%       --            --             --            --              25.9

                                        OREGON        TEXAS      WASHINGTON
                                      -----------  -----------  -------------
Bingo halls serviced................           4           72            12
Per-state revenue by type of hall:
  Charitable........................        90.6          100          29.5
  Indian............................         9.4       --              70.5
Percentage of Company's revenues
generated in state:
  Total.............................         1.2         44.9           5.3
  Fixed-base........................       *             50.9           2.9
  Hand-held.........................         5.3          8.0          20.3


------------------------


*   Less than one percent


    ADVERTISING AND PROMOTION. The Company places advertisements in selected gaming magazines and bingo magazines and newsletters and makes presentations at key trade shows, especially those devoted solely to bingo. The Company also plans to develop additional advertising and promotional programs to create awareness and interest in its electronic bingo products among hall operators and relevant segments of the consumer marketplace. GameTech is also exploring other cost-effective promotional strategies, including public relations and media programs.


    PRICING ARRANGEMENTS. The Company installs its units at no cost to the bingo hall operator. The Company generates revenues by "participating" with bingo hall operators, receiving up to 30% (with an average of approximately 24%) of the gross revenues derived from GameTech's electronic bingo systems, or, to a lesser extent, by charging a fixed fee per unit per session. Because the great majority of the Company's contracts are on a participation basis, and because the participation amounts and fixed fees vary from contract to contract for different reasons, the Company believes that information regarding the number of its contracts on a participation basis and the number on a fixed-rate basis and the revenues generated under each type of contract is immaterial to an overall financial analysis of the Company. The Company maintains ownership of all software and substantially all hardware.


    NEW MARKETING STRATEGIES. The Company intends to initiate route operations within the next year to market its hand-held units to bingo halls which only operate a limited number of sessions per week. GameTech field technicians will drive Company-owned trucks and transport the hand-held units between such bingo halls, which would otherwise be uneconomical to serve. Through these operations the Company intends to introduce electronic bingo to a new segment of the bingo market. The Company has also assisted in the development of, and placed its units in, an all-electronic bingo hall in Victorville, California. If this concept proves successful, the Company would seek to develop, on its own or with others, a bingo hall equipped entirely with the Company's units. The hall would be rented to one or more organizations eligible to conduct bingo.

CUSTOMER SERVICE

    Management believes that its customer service is one of GameTech's most important competitive advantages. As a demonstration of the Company's commitment to customer service, approximately half of the Company's employees are based in the field and dedicated to customer service and support. The Company offers 24-hour technical support seven days a week, and responds immediately to servicing calls via cellular phones and pagers. Service personnel generally have primary service responsibility for no more than eight bingo halls, which ensures sufficient time to support each customer's needs. Service personnel install and repair the equipment and visit the halls regularly. Although service technicians maintain a small inventory of spare parts, most repairs are presently handled by returning units to the Arizona or Texas facilities, with replacement by overnight delivery.

PRODUCTS

    The Company designs its bingo systems to generate maximum appeal to bingo players. The primary benefits to players of electronic bingo units are the ability to play up to 600 electronic bingo card images during one bingo game, significantly more than can be played on paper, to have the system simultaneously mark the numbers called, thereby reducing player error in missing or mismarking a number, and to have the system alert the player upon attaining a BINGO, thereby reducing the chance a player misses winning a prize. In addition, GameTech's units are designed to enhance the entertainment value of playing bingo. The Company's units allow the player to customize certain aspects of the user interface, and recently developed fixed-base units incorporate picture-in-picture and audio technology. The Company's hand-held units allow the player to play bingo electronically while sitting in the player's preferred seat or moving around the bingo hall. The ease of using GameTech's electronic bingo units makes playing bingo possible for players with physical disabilities that may prevent them from playing on paper, which normally involves marking multiple bingo cards by hand with an ink dauber. Management believes that these aspects of GameTech's electronic bingo systems make them more appealing to players than paper cards or electronic bingo units offered by the competition.

    The Company currently markets two types of electronic bingo systems: (i) a fixed-base bingo system and (ii) a portable, hand-held electronic bingo system. Many bingo hall operators use both fixed-base and hand-held units to satisfy varying customer preferences. In addition, the Company is a 50% owner of TSBN, which is developing a satellite-linked bingo network.

FIXED-BASE BINGO SYSTEM

    The fixed-base bingo system consists of a local area network (the "LAN") of microcomputers consisting of the master unit, the communications unit, the sales unit and the player's unit. All units in the fixed-base bingo system use microcomputer hardware and can be operated with light pens, touch screens or keyboards. Fixed-base units can be played in automatic mode or in manual mode, which requires the players to enter the numbers called. Players can switch between the two modes and, in either case, up to 600 electronic bingo card images can be marked simultaneously. A complete fixed-base bingo system consists of the following:

    MASTER UNIT. The master unit is a file server that is located on the caller's stand and runs the LAN. All bingo game data is processed and stored through this unit.

    COMMUNICATIONS UNIT. The communications unit is also located on the caller's stand and allows the caller to communicate with each player's unit by use of a state-of-the-art touch-screen. By simply touching the screen, the caller enters ball numbers drawn, game numbers, game patterns and wild numbers. The communications unit is connected to each player's unit for verification of the nearly 60,000 unique, non-duplicating electronic bingo card images and enables the winning electronic bingo card images and paper cards to be displayed on monitors within the bingo hall. The communications unit stores all data from the bingo system and contains a modem which allows the Company to access remotely such data. All files are protected against unauthorized access. Accordingly, the Company monitors utilization of its units and bills bingo hall operators without the bingo hall operators' assistance. Data from the system is also available to bingo hall operators to assist them in managing their halls.

    SALES UNIT. The sales unit is a point-of-sale terminal where all customer purchases are made, typically located near the entrance of a bingo hall. Player buy-in choices for the session are activated by the cashier using a light pen, and pricing and totals are calculated automatically. The player is given a printed receipt with a nine-digit pack number which is itemized by date, session and number of electronic bingo card images purchased.

    PLAYER'S UNIT. Each player's unit consists of a separate computer, monitor and light pen. Each player's unit is built into customized wooden tables with five units per table. Players enter the nine-digit pack numbers printed on their receipts to receive their electronic bingo card images. Players can cycle through all of their electronic bingo card images while play is proceeding. The player's unit marks the numbers called on each electronic bingo card image being played either automatically or after the player enters the number called. The unit always displays the player's three electronic bingo card images that are closest to a BINGO, and the free space at the center of any electronic bingo card image that is one number away from BINGO flashes to notify the player. The unit sounds an alert alarm and the screen flashes when BINGO is achieved.

HAND-HELD BINGO SYSTEMS

    Hand-held bingo systems operate similarly to fixed-base systems except players must manually enter the numbers as they are called and each electronic bingo card image being played is then simultaneously marked. Each unit can mark up to 600 electronic bingo card images per game, and players can play several hand-held units during a bingo session. In a hand-held system, the master, communication and sales units are similar to, and can be shared with, those of fixed-base systems. The hand-held unit is completely portable, resembling a palm-top computer, and can be played anywhere within a bingo hall. The hand-held unit is capable of recognizing any bingo game format the bingo hall operator wishes to play and alerts the player both audibly and visually when BINGO has been achieved. Hand-held units are battery powered and battery packs are designed to last for 11 hours (most bingo sessions are four hours or less). Hand-held units are recharged between bingo sessions on charging carts, each of which handles 27 hand-held units.

THE SATELLITE BINGO NETWORK

    TSBN, the Company's 50%-owned joint venture, is anticipated to be launched in early 1998 and is to be broadcast from a master control studio at the Gila River Indian Casino in Chandler, Arizona. TSBN plans initially to include 15 Indian bingo halls throughout the country to create progressive, high-stakes bingo, with a goal of including more than 25 Indian bingo halls after the first year of operation. The game is planned to be offered at least once per day, seven days a week, to the participating halls. The game will be played as follows: depending on the date of the month (odd or even number), either all of the odd or even numbers on each paper bingo card are blacked out by the player prior to the start of the game. The game then will be played until all of the remaining numbers on a player's paper bingo card are blacked out.

    For each game, four types of prizes will be offered: a main prize for the game, a consolation prize at each participating bingo hall and a chance for a bonus prize and super prize. The bonus prize will grow each time the game is played through the allocation of a percentage of the total prizes and is capped at $250,000. In order to win the bonus prize, BINGO must be achieved within the first 10 numbers called. The super prize will be $1 million and will be won only if BINGO is reached within the first eight numbers called. Half of the revenues from bingo card sales will be allocated to the prize fund. The super prize, when won, will be paid through an insurance policy carried by TSBN.

    The Company entered into a Joint Venture and Limited Liability Company Agreement with its joint venture partner, The Satellite Bingo Network (U.S.), Inc. ("Satellite Bingo US") on April 8, 1997 (the "JV Agreement"). Under the terms of the JV Agreement, TSBN is governed by a six-person management committee consisting of three GameTech employees and three Satellite Bingo US employees. Day-to-day management is undertaken by Gary R. Held, GameTech's Vice President of Sales and Marketing, and two Satellite Bingo US employees.

    GameTech's obligations under the JV Agreement are to identify and solicit potential Indian bingo hall customers for TSBN and to arrange financing and capital for TSBN, including capital to fund operating losses. GameTech will be entitled to a fee of 5% of any financing arranged outside of the joint venture. Satellite Bingo US's obligations are to develop the TSBN operating system, to manage and supervise the implementation and operation of the TSBN system at participating Indian bingo halls, and to provide training for bingo hall staff. Satellite Bingo US receives a license fee of 6% of net revenues for the licensing of the operating system to TSBN, such fee not to exceed $750,000 per year.

    GameTech and Satellite Bingo US each have a 50% membership interest in TSBN and the JV Agreement provides for net profits and losses to be allocated pro rata according to the membership interests. The Company to date has funded the operating losses of TSBN and consequently for financial reporting purposes will record 100% of TSBN's future operating losses, if any. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Gila River Indian Casino is in the process of constructing the TSBN studio. TSBN is paying the costs of construction, for which approximately $300,000 is budgeted. Through July 31, 1997, the Company had invested $50,000 and advanced approximately $121,000 to TSBN to fund planning and development costs. The Company has currently budgeted an additional $1.0 million to fund TSBN through its 1997-98 fiscal year. The Company currently has the capacity to fund its obligations to TSBN under the Revolving Credit Facility or may use a portion of the proceeds of this offering to fund such obligations. As a new venture, TSBN's operations may be subject to unforeseen delays or unanticipated problems. However, Satellite Bingo US is an affiliate of Satellite Bingo, which has operated a similar system in Canada for a group of Canadian charities since February 1996. Satellite Bingo US has advised the Company that the Canadian system has been profitable since inception and has never failed to provide scheduled bingo sessions on its network. In the United States, for the past eight years, Multimedia Games, Inc. has operated a similar bingo game, "Mega Bingo," and TSBN will compete with Mega Bingo for some of the same bingo halls.

    The Company has had preliminary discussions with the shareholders of Satellite Bingo regarding the possible acquisition of Satellite Bingo or of Satellite Bingo's ownership interest in TSBN. Discussions are not currently active and no assurance can be made that discussions will resume or that a definitive agreement will be reached. See "--Strategy."

PRODUCT DEVELOPMENT

    GameTech has implemented an ongoing research and development program to enhance the features and capabilities of its bingo systems and to maintain a competitive advantage in the marketplace, as well as to extend its product line to new games and applications. Product development efforts produced the hand-held system, which was introduced in January 1996 and improved in April 1997. In addition, an advanced fixed-base system called GameTech Gold, incorporating picture-in-picture technology, was introduced in August 1996.

    The Company has budgeted approximately $2.0 million for the following product development efforts which it plans to undertake during its next fiscal year:

    - Continue development of hand-held units to address all targeted segments of the market;

    - Integrate other communications technologies into the Company's existing fixed-base bingo system to broaden the reach of the game for remote game operation, including the integration of satellite or other communication technologies;

    - Complete the development of Ultra Fast Action Bingo and progressive bingo for the Company's fixed-base bingo systems currently in operation. With Ultra Fast Action Bingo, bingo players from across the country could be linked to the same game, which could offer larger prizes as a result of its parimutuel nature; and

    - Develop a point-of-sale system to allow the recording of bingo hall sales attributable to both fixed-base and hand-held electronic bingo systems, as well as sales of other items including paper bingo cards, bingo accessories and refreshments.

INDUSTRY

    Bingo is easy to understand, a pleasant social activity and a reasonably priced source of entertainment, with a guaranteed winner for each game. In contrast to lotteries, where prizes grow with the number of tickets sold, a bingo game is like a raffle, with prizes predetermined before players purchase their paper bingo cards or electronic bingo card images. Hence, the marginal profit on each additional paper bingo card or electronic bingo card image sold is almost 100%. In a conventional paper bingo format, even the most experienced players are limited in the number of cards that they can play by the time required to mark the cards and recognize a winning pattern within the number calling cycle. As such, there is a natural barrier to sales growth that affects bingo operations, which has led to the development of electronic bingo units. It is common practice for bingo players who play electronic bingo to use paper cards during the same game. Based on observations of players made during bingo sessions, management believes that bingo players who play using both GameTech electronic bingo units and paper cards do so to take advantage of the opportunity to play both simultaneously.

    In the United States, bingo is a legal enterprise in 46 states (the exceptions are Arkansas, Hawaii, Tennessee, and Utah) and the District of Columbia. In 43 of those states and the District of Columbia, bingo must be operated either by, or in association with, a not-for-profit organization. The three states where it may be played under private ownership for profit are Nevada, New Jersey and certain parts of Maryland. Electronic bingo systems are regulated differently than traditional paper bingo, with electronic bingo systems currently permitted in 26 states. In any of the 46 states where bingo and other forms of gaming are legal, bingo may be played on tribal Indian lands without supervision or regulation by the state in which they are located. In Canada, government-sponsored entities and commercial operators run games on behalf of various charitable halls, often playing several sessions per day. Bingo is both legal and popular in various other international markets, and in the military and cruise ship market segments.

    The 1997 CASINO AND GAMING BUSINESS MARKET RESEARCH HANDBOOK estimates that approximately 37,000 charitable halls have licenses to operate bingo games in the United States. In some parts of the United States, bingo operators have designed halls specifically to accommodate bingo play and then rent the halls for fundraising events to charities that do not have their own facilities. From a player's perspective, this offers a consistent, familiar location for bingo on a regular basis.

    More than $5 billion annually is spent on bingo in the United States. The majority of bingo games in the United States are operated by nonprofit organizations for fundraising purposes. The two primary segments of the bingo gaming market are (i) the charity bingo market and (ii) the Indian bingo market.

CHARITY BINGO MARKET

    Charity bingo sessions are conducted regularly by parochial and private schools, religious organizations, fraternal orders, fraternities, sororities, little leagues, symphony orchestras, cultural and civic organizations, clubs, day care centers, retirement associations, and a host of other nonprofit entities across the United States. While larger halls are candidates for both fixed-base and hand-held units, some of the charity halls, because of their small size or infrequent operation, are better candidates for hand-held units, which can be provided on a predetermined date and removed after the completion of the bingo session. In many states it is permissible for a number of charities to associate themselves with each other for the purpose of operating bingo. Under this concept, the association rents or leases a suitable hall and plays bingo seven days per week with a specific charity accepting responsibility for operations each day of the week. The result is a bingo operation that is much more efficient than an isolated charity game and is therefore an appropriate candidate for either fixed-base or hand-held bingo systems.

INDIAN BINGO MARKET

    The largest bingo games in terms of player spend are generally conducted on tribal Indian lands, and there are approximately 275 Indian bingo operations located on tribal lands in 28 states. The bingo halls located on these reservations are constructed to seat between 300 and 3,000 players. These operations are conducted three to seven days per week, playing up to 28 bingo sessions per week. While many Indian halls also offer video poker and other gaming machines, off-track thoroughbred betting and on-premise card rooms for poker and other card games, management believes that bingo is one of the most popular games played.

OTHER MARKET SEGMENTS

    Other noteworthy segments of the bingo market include cruise ships, military bases and casinos. Most cruise ships organize bingo sessions at least once per cruise. Large scale bingo sessions are also conducted regularly on most large military bases. While not as large a market as slot machines or table games, approximately 25 Nevada casinos regularly operate bingo sessions. Bingo is also a popular form of entertainment in many countries throughout the world, including Canada which has an estimated $2 billion annual bingo market.

COMPETITION

    The electronic bingo industry is characterized by intense competition based on, among other things, an electronic bingo system's ability to generate incremental sales for bingo hall operators through product appeal to players, ease of use and serviceability, support and training, distribution, name recognition and price. Management believes that the Company competes primarily with other companies providing electronic bingo units, including Advanced Gaming Technology, Inc., Bingo Concepts, Bingo Technology Corporation, Inc., FortuNet, Inc. and Stuart Entertainment, Inc., and also competes with companies offering traditional paper bingo cards. The Company, through TSBN, will also compete with Multimedia Games, Inc.'s "Mega Bingo," which has operated a satellite bingo game in the United States for the past eight years. Certain of the Company's competitors may have significantly greater financial and technical resources than the Company, as well as more established customer bases and distribution channels, which may allow them to move rapidly into the Company's markets and acquire significant market share. Increased competition may result in price reductions, reduced operating margins, conversion from lease to sale of the Company's units, and loss of market share, any of which could materially and adversely affect the Company's business, operating results or financial condition. Furthermore, the Company's success may benefit existing competitors and induce new competitors to enter the market. The Company has attempted to counter competitive factors by providing superior service and new, innovative and quality products, but there can be no assurance that the Company will continue to be a successful competitor in the electronic bingo industry. In addition, the Company competes with other similar forms of entertainment including casino gaming and lotteries. Management believes, however, that the quality of its fixed-base and hand-held bingo systems, combined with superior service and customer support, differentiate it from its competitors.

    Management estimates that at July 31, 1997, GameTech had domestic market shares of more than 70% of fixed-base units installed and approximately 10% of hand-held units installed.

EMPLOYEES

    At July 31, 1997, the Company had approximately 50 full-time equivalent employees. The Company and its employees are not subject to any collective bargaining agreements, and the Company believes that its relations with its employees are good.

SUPPLIERS

    The Company uses a contract manufacturer in Taiwan to supply its hand-held units. All hardware components for the fixed-base bingo systems are sourced by the Company from numerous suppliers domestically and assembled at its facilities in Arizona and Texas. The Company has not had any significant quality problems or delays in securing its hand-held units or the supply of fixed-base system components. See "Risk Factors--Dependence on Single-Source Suppliers for Hand-Held Units."

FACILITIES

    The Company operates from two leased locations: a 6,500 square-foot headquarters site in Tempe, Arizona under a lease which expires September 18, 2001 and a 6,500 square-foot regional center in Austin, Texas under a sublease which expires February 28, 1998. Monthly rent for these facilities is approximately $3,880 and $2,940, respectively. Assembly of fixed-base systems and testing and repair of all the Company's products occurs at both locations, with each serving as a regional hub. In addition, TSBN has a 5,600 square foot facility for its operations adjacent to the Company's headquarters in Tempe under a lease which expires May 31, 2002. Monthly rent for this facility is approximately $2,925. The Company rents a small research and development facility for approximately $975 per month in Denver, Colorado under a lease which expires May 31, 1999. Additional research and development activities are carried out by three Company employees at their personal residences in San Diego, California and Las Vegas, Nevada. Such employees have requested that they be permitted to work from their personal residences. The Company pays no rent to these employees, but pays certain overhead related to, and believes the facilities are adequate for, the research and development activities carried on there.

INTELLECTUAL PROPERTY/PATENTS


    The Company currently holds no registered trademarks, service marks or patents and does not believe that the lack of such intellectual property protection is material to its business. The Company's distribution agreement with Trend Gaming Systems ("Trend") contains a confidentiality provision whereby the parties agree not to use, or disclose to any third party, confidential information and materials concerning the other's business, plans, customers, technology or products. Trend may not publish a technical description of GameTech's products beyond that published by GameTech, and after termination of the distribution agreement neither party may use or disclose confidential information, nor may it manufacture any devices, components or assemblies using such information. Trend serves as the exclusive distributor of the Company's electronic bingo units in Texas, as Texas law prohibits the promotion and distribution of electronic bingo units by manufacturers. The current distribution agreement commenced June 30, 1995 and expires December 31, 1998 with an optional renewal for a one-year period. Pursuant to the distribution agreement, Trend must act in a commercially reasonable manner to solicit and receive orders from Texas bingo hall customers. GameTech is solely responsible for installation of the electronic bingo units for which Trend has procured customers, and handles all customer pricing arrangements and collections. The Company currently pays Trend a commission of 10% of net revenue received from the units which Trend causes to be installed by GameTech. The distribution agreement may be terminated for cause if either party defaults in the performance of any provision of the agreement and fails to cure such default within 30 days after receiving written notice of such default from the other party. The agreement automatically terminates upon (i) the institution of bankruptcy proceedings by or against Trend, (ii) Trend's making an assignment for the benefit of creditors or (iii) the dissolution of Trend.


    The employment agreements between the Company and certain of its executive officers also provide that the executive officer may not disclose or use the Company's confidential information during or after the term of his employment. Substantially all of the Company's employees have signed confidentiality and non-disclosure agreements.

LEGAL PROCEEDINGS

    In November 1996, a patent infringement action and demand for jury trial was commenced against the Company and five other defendants by FortuNet, Inc. in the U.S. District Court, Southern District of California. The other defendants were Advanced Gaming Technology, Inc., American Video Systems, FortuNet Canada, Inc., Network Gaming, Inc. (f/k/a Artificial Intelligence), and Multimedia Games, Inc. The complaint alleges that the Company, among others, has infringed, actively induced or contributed to the infringement of Patent No. 4,624,462 (the "'462 Patent") by making, using and selling, among other acts, electronic bingo devices that allegedly infringe upon at least one claim of the '462 Patent. The '462 Patent was issued in 1986 and will expire in 2001 and is allegedly infringed by the Company's fixed-base bingo units. The plaintiff seeks a preliminary and permanent injunction prohibiting the Company from infringement of plaintiff's rights to the '462 Patent, as well as actual damages, enhanced (treble) damages, attorneys' fees and any other costs. The Company, in July 1997, won its motion for transfer and severance in this action. All prior court dates have been vacated in light of the transfer to the U.S. District Court of Arizona. A scheduling conference in the U.S. District Court of Arizona has been set for January 5, 1998.

    In March 1996, a patent infringement action and demand for jury trial was commenced against the Company by Bingo Technology Corporation, Inc. (formerly Bingo Card Minder Corporation), in the U.S. District Court, Northern District of California. The complaint alleges that the Company has infringed, actively induced or contributed to the infringement of Patent No. 4,378,940 (the "'940 Patent") by making, using and selling, among other acts, electronic bingo devices that allegedly infringe upon at least one claim of the '940 Patent. The '940 Patent was issued in 1983 and will expire in 2000 and is allegedly infringed by the Company's hand-held bingo units. The plaintiff seeks a preliminary and permanent injunction prohibiting the Company from infringement of plaintiff's rights to the '940 Patent, as well as actual damages, enhanced (treble) damages, attorneys' fees and costs. A trial date has been set for December 7, 1998.

    The Company believes that its products do not infringe either the '462 Patent or the '940 Patent and intends to continue to defend against both actions vigorously. However, both actions are in the early stages of litigation, and there can be no assurance that favorable outcomes will be obtained or that if either or both actions are resolved in favor of the plaintiffs, such results would not have a material adverse effect on the Company.

    In October 1997, two actions were commenced against the Company by Apex Wholesale, Inc. ("Apex") in the U.S. District Court for the Southern District of California. The Company formerly purchased its hand-held units manufactured by Tidalpower through Apex but terminated such arrangement in September 1996 and now purchases hand-held units directly from Tidalpower. In one action, Apex is asserting copyright and trade secret claims on GameTech's hand-held bingo units. The defendants (in addition to the Company) were Tidalpower, Green Dollars Industrial Ltd. (a foreign corporation), Vern D. Blanchard, Richard T. Fedor, Clarence H. Thiesen, Leo Lee (a foreign national), Doris Tsao (a foreign national), and Morgan Chen (a foreign national). The complaint alleges that the Company breached various oral agreements with Apex and then misappropriated, developed and marketed hand-held bingo units which allegedly were developed through a cooperative effort of Apex, Vern D. Blanchard, and Jeff Rogers (an individual). Apex seeks general damages, injunctive relief, exemplary and punitive damages, attorney's fees, and any other costs the court deems proper. In the second action to avoid a fraudulent transfer, Apex alleges that the Company, as well as Tidalpower, Green Dollars Industrial Ltd., Leo Lee, Doris Tsao, and Morgan Chen conspired to avoid a default judgment entered in favor of Apex against Green Dollars Industrial Ltd. Apex seeks general damages in the amount of $400,400, special damages totaling $35,000, exemplary or punitive damages in the sum of $1,201,200, prejudgment interest, costs of suit, and any other relief the court finds proper.

    The Company intends to vigorously defend itself against both actions. These actions are in the early stages of litigation and there can be no assurance that favorable outcomes will be obtained or that if the actions are resolved in favor of the plaintiff, such results would not have a material adverse effect on the Company.

    In the normal course of business, the Company may be named as defendant or co-defendant in lawsuits involving primarily claims for damages. Management believes that any such unasserted claims will not have a material adverse effect on the Company.

GOVERNMENT REGULATION

    The Company is subject to regulation by authorities in all jurisdictions in which its electronic bingo units are installed. On tribal Indian lands, regulation is pursuant to the provisions of IGRA. Otherwise, the regulatory requirements vary from jurisdiction to jurisdiction, and licensing, other approval or finding of suitability processes with respect to the Company, its personnel and its products can be lengthy and expensive. Many jurisdictions have comprehensive licensing, reporting and operating requirements with respect to the manufacture, sale, use and operation of bingo and bingo-related products, including electronic bingo equipment. These requirements have a direct impact on the conduct of the day-to-day operations of the Company. In substantially all states where charitable bingo is legal, the state imposes limits on prizes on a per game, per session or annual basis. Many states license or otherwise regulate suppliers of bingo equipment, and some states prohibit the rental of bingo equipment while other states regulate whether equipment may be rented at a fixed or percentage rate. Generally, regulatory authorities may deny applications for licenses, other approvals or findings of suitability for any cause they may deem reasonable. There can be no assurance that the Company, its products or its personnel will receive or be able to maintain any necessary licenses, other approvals or findings of suitability. The loss of a license in a particular state will prohibit the Company from realizing revenues in that state. Any change in law or regulation by a state reducing prize limits, further regulating suppliers of bingo equipment, prohibiting rental of bingo equipment or restricting rental rates or the loss of one or more licenses held by the Company could have an adverse effect on the Company's business. See "Risk Factors--Regulatory Risks."

INDIAN GAMING

    Gaming on Indian lands, including the terms and conditions under which gaming equipment can be sold or leased to Indian tribes, is or may be subject to regulation under the laws of the tribes, the laws of the host state and IGRA. Under IGRA, gaming activities are classified as Class I, II or III. Class I gaming includes social games played solely for prizes of minimal value or traditional forms of Indian gaming engaged in as part of, or in connection with, tribal ceremonies or celebrations. Class II gaming includes bingo and other card games authorized or not explicitly prohibited and played within the host state (but not including banking card games such as baccarat or blackjack). Class III gaming includes all forms of gaming that are not Class I or Class II, including slot machines, video lottery terminals and casino style games. Indian tribes may conduct Class II gaming under IGRA without having entered into a written compact with their host state if the host state permits Class II gaming, but must enter into a separate written compact with the state in which they are located in order to conduct Class III gaming activities. The Company is not aware of any state in which a tribal-state compact seeks to regulate bingo. Under IGRA, tribes are required to regulate all gaming under ordinances approved by the Chairman of the NIGC. Such ordinances may impose standards and technical requirements on gaming hardware and software, and may impose registration, licensing and background check requirements on gaming equipment suppliers and their officers, directors and stockholders.

REGULATION OF ELECTRONIC BINGO SYSTEMS

    The Company's electronic bingo products, including its fixed-base and hand-held units, are more heavily regulated than traditional paper bingo, and federal, state, tribal and local regulations vary significantly by jurisdiction.

    IGRA defines Class II gaming to include "the game of chance commonly known as bingo, whether or not electronic, computer or other technologic aids are used in connection therewith," and defines Class III gaming to include "electronic or electromechanical facsimiles of any game of chance or slot machines of any kind." The Company believes that both its fixed-base and hand-held units are Class II games. In the event that either is classified as a Class III device, such a designation would reduce the potential market for the devices (because only Indian gaming halls that had entered into a tribal-state compact that permits Class III electronic gaming systems would be permitted to use the device), unless the Company could modify the systems to have them reclassified as a Class II game. It is difficult to speculate as to what modifications may be required in the event of such a classification.

    TSBN, which is anticipated to be launched in early 1998, is intended to be played in Indian bingo halls. See "--Products--The Satellite Bingo Network." The Company believes TSBN is a Class II game under IGRA. As such, TSBN will be subject to tribal regulation approved by the NIGC and will be required to register or obtain licenses as required by the various Indian tribes operating the Indian gaming halls participating in TSBN. Pursuant to NIGC regulation, TSBN must be operated in accordance with applicable federal communications law. At present, TSBN expects to enter into an agreement with a nationwide telecommunications provider which will, as part of its agreement with TSBN, acquire or maintain the necessary Federal Communications Commission licenses to allow the broadcast of the satellite bingo game.

    Electronic bingo in charitable halls is less widely permitted than paper bingo, largely because many states' laws and regulations were written before electronic bingo was introduced. Electronic bingo in charitable halls is currently permitted in at least 26 states, including Alabama, Alaska, Arizona, California, Georgia, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Mississippi, Nebraska, Nevada, New Hampshire, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Dakota, Texas, Vermont, Virginia, Washington and Wyoming. Because many state laws and regulations are silent with respect to electronic bingo, changes in regulatory and enforcement personnel could impact the continued operation of electronic bingo in some of these states. In addition, some states require the inspection, approval or modification of electronic bingo systems before sale or use in those states.

APPLICATION OF FUTURE OR ADDITIONAL REGULATORY REQUIREMENTS

    The Company intends to seek the necessary licenses, approvals and findings of suitability for the Company, its products and its personnel in other jurisdictions where significant bingo activities are anticipated. However, there can be no assurance that such licenses, approvals or findings of suitability will be obtained and will not be revoked, suspended or conditioned or that the Company will be able to obtain the necessary approvals for its future products as they are developed in a timely manner, or at all. If a license, approval or finding of suitability is required by a regulatory authority and the Company fails to seek or does not receive the necessary license or finding of suitability, the Company may be prohibited from distributing its products for use in the respective jurisdiction or may be required to distribute its products through other licensed entities at a reduced profit to the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's directors and executives officers are as follows:

NAME                                         AGE                                   POSITION
Richard T. Fedor.......................          51   Chairman of the Board and Chief Executive Officer
Clarence H. Thiesen....................          66   Chief Financial Officer and Director
Gary R. Held...........................          44   Vice President--Sales & Marketing and Director
Conrad J. Granito, Jr..................          39   President and Chief Operating Officer
John J. Paulson........................          43   Treasurer
Paul M. Wehrs..........................          48   Vice President--Operations
Andrejs K. Bunkse......................          28   General Counsel--Corporate Secretary

    RICHARD T. FEDOR is a co-founder of GameTech and has held the positions of Chairman of the Board and CEO since 1994. Mr. Fedor was also the Company's President from 1994 until August 1, 1997. From 1991 to 1994, Mr. Fedor's occupation was that of a private investor. Previously, Mr. Fedor was President of ZYGO Corporation, a manufacturer of high performance, laser-based electro-optical measuring instruments, from 1987 to 1991. From 1985 to 1987, Mr. Fedor held the position of Operations Vice President at International Game Technology ("IGT"). Mr. Fedor has also held various senior management positions at Hewlett Packard and GTE.

    CLARENCE H. THIESEN is a co-founder of GameTech and has held the position of Chief Financial Officer since 1994. Prior to his employment with GameTech, Mr. Thiesen was a financial consultant from 1992 to 1994. From 1988 to 1992, Mr. Thiesen was Vice President of ZYGO Corporation, where he focused on sourcing in the Far East and assisted in restructuring the company. From 1986 to 1988, Mr. Thiesen was the President of Keno Computer Systems, Reno, Nevada. From 1981 to 1986, Mr. Thiesen was the Vice President of Finance at IGT, where he specialized in acquisitions, the installation of new accounting, budgeting and forecasting systems and financial public relations.

    GARY R. HELD is a co-founder of GameTech and has held the position of Vice President--Sales & Marketing since 1994. Mr. Held has over nine years of experience in the bingo industry. Prior to his employment with GameTech, Mr. Held was Vice President--Sales and Marketing at Advanced Gaming Technology, Inc. from November 1993 until 1994. Mr. Held was the General Manager of Bingo Operations and Promotions & Marketing Director at the Barona Casino in San Diego, California from 1992 to November 1993. During 1991, Mr. Held was involved in management at the Treasure Island Casino in Red Wing, Minnesota. Mr. Held was previously Vice President of Sales at FortuNet, Inc., one of the first companies to develop electronic bingo units. Mr. Held also has experience at Bingo West, the largest bingo distributor in the western United States, where he was responsible for sales to charity and Indian bingo halls.

    CONRAD J. GRANITO, JR. has been a consultant for GameTech since March 1997 and joined the Company in August 1997 as President and Chief Operating Officer. From 1993 to July 1997, Mr. Granito was the General Manager of the Isleta Gaming Palace in Albuquerque, New Mexico, a Class III gaming operation which is owned and operated by the Pueblo of Isleta Tribe. From 1990 to 1993, Mr. Granito was the Director of Gaming Operations for the Sycuan Band of Mission Indians where he supervised all gaming operations of the Sycuan Gaming Center in San Diego, California. Mr. Granito also acted as a consultant for over 20 Indian tribes across the United States regarding their gaming operations.

    JOHN J. PAULSON, a certified public accountant, joined GameTech in 1996 as the controller and was promoted to Treasurer in July 1997. Prior to his employment with GameTech, Mr. Paulson was Chief Financial Officer at the Sycuan Gaming Center from 1991 to 1996. Mr. Paulson has also served as a Senior Manager for the national CPA and consulting firm of McGladrey & Pullen, LLP, certified public accountants, where he consulted for Indian bingo halls and casinos and provided audit and consulting services to several publicly traded corporations.

    PAUL M. WEHRS joined GameTech in April 1997 as Vice President--Operations. From 1989 to April 1997, Mr. Wehrs was Installation Manager at BancTec International, Inc. which developed, sold and installed check imaging systems. Mr. Wehrs previously was Vice President of Operations at Park Plaza Bank in St. Cloud, Minnesota.

    ANDREJS K. BUNKSE joined GameTech in April 1997 as General Counsel--Corporate Secretary. From 1995 to 1997, Mr. Bunkse was an associate at the law firm of Mitchell, Brisso, Delaney & Vrieze in Eureka, California. Mr. Bunkse is a graduate of Syracuse University and the Santa Clara University School of Law, is a member of the State Bar of California and the American Bar Association, and is admitted to practice before the United States District Court for the Southern District of California.

    Pursuant to the Certificate of Incorporation, the Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Currently, the Board of Directors consists of three members. The Company intends to add two qualified, independent directors following completion of this offering subject to any regulatory approvals, and will establish a compensation committee and audit committee. See "Risk Factors--Control by Principal Stockholders; Anti-Takeover Provisions."

COMPENSATION OF DIRECTORS

    When directors who are not receiving compensation as officers, employees or consultants of the Company are appointed to the Board of Directors, they will be entitled to receive an annual retainer fee of $5,000, plus $500 and reimbursement of expenses for each meeting of the Board of Directors and each committee meeting of the Board of Directors that they attend in person. In addition, such directors will receive grants of non-qualified stock options for 3,000 shares upon joining the Board of Directors and 1,000 shares following each Annual Meeting of Stockholders while such director continues to serve on the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the fiscal year ended October 31, 1996, the Company did not have a compensation committee of its Board of Directors, or other board committee performing equivalent functions. Decisions concerning the compensation of executive officers were made by the entire Board of Directors.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning the compensation paid by the Company to the Chief Executive Officer and to the two other most highly compensated executive officers who were employed during the fiscal year ended October 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                  1996 ANNUAL
                                                                                                 COMPENSATION
                                                                                             ---------------------
                                NAME AND PRINCIPAL POSITION                                    SALARY      BONUS
Richard T. Fedor
  Chairman of the Board and Chief Executive Officer........................................  $  154,000  $  20,000
Clarence H. Thiesen
  Chief Financial Officer..................................................................     111,033     15,000
Gary R. Held
  Vice President--Sales & Marketing........................................................     133,798     13,000

STOCK OPTION PLAN

    The Company has adopted the Stock Option Plan, which authorizes the grant of up to 2,000,000 options to purchase shares of Common Stock, of which 808,000 remain available for grant, as (i) incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) stock options that are not intended to qualify under Section 422 of the Code ("Non-qualified Stock Options" and together with ISOs, "Options"). Directors, officers, employees and consultants of the Company, as selected from time to time by the Board of Directors or the committee administering the Stock Option Plan, will be eligible to participate in the Stock Option Plan.

    The Stock Option Plan provides that it is to be administered by the Company's Board of Directors or a committee thereof (such Board of Directors or committee as is administering the Stock Option Plan, the "Administrator"). Subject to certain limitations, the Administrator has complete discretion to determine which eligible individuals are to receive awards under the Stock Option Plan, the form and vesting schedule of awards, the number of shares subject to each award and the exercise price, the manner of payment and expiration date applicable to each award.

    Under the terms of the Stock Option Plan, all options will expire on the date that is the earliest of 30 days after the holder's termination of employment with the Company, one year after the holder's death or 10 years after the date of grant. The exercise price per share of an ISO will be determined by the Administrator at the time of grant, but in no event may be less than the fair market value of the Common Stock on the date of grant. Notwithstanding the foregoing, if an ISO is granted to a participant who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price will be at least 110% of the fair market value of the Common Stock on the date of grant and the exercise period will not exceed five years from the date of grant. The exercise price per share of Non-qualified Stock Options will be determined by the Administrator in its sole discretion.

    Of the named executive officers, Richard T. Fedor was granted options to purchase 492,000 shares of Common Stock in the nine months ending July 31, 1997. The average exercise price of these options is $1.02 per share. Clarence H. Thiesen was granted options to purchase 135,000 shares of Common Stock in the nine months ending July 31, 1997. The average exercise price of these options is $1.00 per share. Gary R. Held was granted options to purchase 135,000 shares of Common Stock in the nine months ending July 31, 1997. The average exercise price of these options is $1.07 per share. Conrad J. Granito, Jr. was granted options to purchase 200,000 shares of Common Stock in the nine months ending July 31, 1997. The average exercise price of these options is $1.00 per share.

EMPLOYMENT AGREEMENTS

    Richard T. Fedor entered into an amended employment agreement on October 1, 1997 to serve as Chief Executive Officer of the Company. His annual salary is $200,500 and may be increased, but not decreased, at the discretion of the Board of Directors. Mr. Fedor may be awarded an annual bonus at the discretion of the Board of Directors as described below. Mr. Fedor's employment agreement is for a term of two years, which term is automatically renewed unless his employment is terminated pursuant to the employment contract. If Mr. Fedor's employment is constructively terminated or terminated by the Company without cause, both as defined in the agreement, or if he elects to terminate his employment within twelve months of any change of control, he is entitled to receive an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights including stock options. In the event of a change of control, the term of Mr. Fedor's agreement will automatically extend for two years following the effective date of the change of control. Mr. Fedor's agreement is terminable by the Company for cause. The agreement provides that Mr. Fedor may not compete with the Company during the term of his employment and for a period of two years after his retirement or other termination of his employment. The agreement also provides that Mr. Fedor is entitled to participate in any long-term incentive plan for Company executives.

    Clarence H. Thiesen entered into an amended employment agreement on September 1, 1997 to serve as Chief Financial Officer of the Company. His annual salary is $130,000 and may be increased, but not decreased, at the discretion of the Board of Directors. Mr. Thiesen may be awarded an annual bonus at the discretion of the Board of Directors as described below. Mr. Thiesen's employment agreement is for a term of one year, which term is automatically renewed unless his employment is terminated pursuant to the employment contract. If Mr. Thiesen's employment is constructively terminated or terminated by the Company without cause, both as defined in the agreement, or if he elects to terminate his employment within twelve months of any change of control, he is entitled to receive an amount equal to one year of his base salary and immediate vesting of any long-term incentive rights including stock options. In the event of a change of control, the term of Mr. Thiesen's agreement will automatically extend for one year following the effective date of the change of control. Mr. Thiesen's agreement is terminable by the Company for cause. The agreement provides that Mr. Thiesen may not compete with the Company during the term of his employment and for a period of one year after his retirement or other termination of his employment. The agreement also provides that Mr. Thiesen is entitled to participate in any long-term incentive plan for Company executives.

    Gary R. Held entered into an amended employment agreement on October 1, 1997 to serve as Vice President--Sales & Marketing of the Company. His annual salary is $136,000 and may be increased, but not decreased, at the discretion of the Board of Directors. Mr. Held may be awarded an annual bonus at the discretion of the Board of Directors as described below. Mr. Held's employment agreement is for a term of two years, which term is automatically renewed unless his employment is terminated pursuant to the employment contract. If Mr. Held's employment is constructively terminated or terminated by the Company without cause, both as defined in the agreement, or if he elects to terminate his employment within twelve months of any change of control, he is entitled to receive an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights including stock options. In the event of a change of control, the term of Mr. Held's agreement will automatically extend for two years following the effective date of the change of control. Mr. Held's agreement is terminable by the Company for cause. The agreement provides that Mr. Held may not compete with the Company during the term of his employment and for a period of two years after his retirement or other termination of his employment. The agreement also provides that Mr. Held is entitled to participate in any long-term incentive plan for Company executives.

    Conrad J. Granito, Jr. entered into an amended employment agreement on October 1, 1997 to serve as President and Chief Operating Officer of the Company. His annual salary is $130,000 and may be increased, but not decreased, at the discretion of the Board of Directors. Mr. Granito may be awarded an annual bonus at the discretion of the Board of Directors as described below. Mr. Granito's employment agreement is for a term of two years, which term is automatically renewed unless his employment is terminated pursuant to the employment contract. If Mr. Granito's employment is constructively terminated or terminated by the Company without cause, both as defined in the agreement, or if he elects to terminate his employment within twelve months of any change of control, he is entitled to receive an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights including stock options. In the event of a change of control, the term of Mr. Granito's agreement will automatically extend for two years following the effective date of the change of control. Mr. Granito's agreement is terminable by the Company for cause. The agreement provides that Mr. Granito may not compete with the Company during the term of his employment and for a period of two years after his retirement or other termination of his employment. The agreement also provides that Mr. Granito is entitled to participate in any long-term incentive plan for Company executives.

    The Compensation Committee of the Board of Directors will convene on an annual basis to discuss the productivity of each executive officer of the Company. If the Company has met the growth and profit objectives the Board has set for the period of review and the executive has been successful in meeting his Board-outlined objectives, the Compensation Committee will award such executive with an appropriate bonus commensurate with his performance and value to the Company.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NOTES PAYABLE TO STOCKHOLDERS

    On March 1, 1997, the Company issued a convertible promissory note in favor of Richard T. Fedor and Bonnie G. Fedor in the original principal amount of $1,341,200 (the "Fedor Note"), and a convertible promissory note in favor of the CJB Family Trust in the principal amount of $80,954 (the "Trust Note" and collectively with the Fedor Note, the "Notes"). Vern D. Blanchard, an employee of the Company, is the sole trustee of the CJB Family Trust. The initial interest rate of the Notes is 13.0%, plus or minus incremental changes in the prime rate, compounded daily, and they are due in full on February 28, 1999. The principal and accrued interest on the Notes outstanding at July 31, 1997 was $1,475,888. The Notes represent the consolidation of previously outstanding notes and interest payable to the holders, and are convertible at the holders' option into Common Stock of the Company at a conversion price that is the lower of (i) the lowest price offered to any individual or investor group or (ii) $1.00 per share. The holders will convert their respective Notes plus accrued interest into Common Stock of the Company at the $1.00 per share price specified in the Notes prior to the completion of this offering.

LOANS TO COMPANY

    In October 1996, GameTech and Richard T. Fedor, the Chairman of the Board and Chief Executive Officer of the Company, as Borrowers, entered into a non-revolving loan commitment with Wells Fargo in the principal amount of $3.0 million. As part of the loan transaction, Mr. Fedor and Bonnie G. Fedor agreed to subordinate certain indebtedness owed to them by the Company (see "--Notes Payable to Stockholders") to the indebtedness owed by the Company and Mr. Fedor to Wells Fargo, pursuant to a subordination agreement with Wells Fargo. On April 11, 1997, Wells Fargo agreed to amend the loan documents, naming the Company as the sole borrower. Under the terms of the amendment, Mr. Fedor must retain at least 25% of the outstanding Common Stock prior to any initial public offering.

STOCK REPURCHASE AGREEMENT

    On November 22, 1996, the Company entered into an agreement with a former officer of the Company, to repurchase 1,000,000 shares of Common Stock and repay a note and accrued interest of approximately $168,000 for $875,000. The Company issued a note in the principal amount of $625,000 and paid the balance of $250,000 in cash for the repurchase of the shares of Common Stock. The note bears interest at 5.65% and is payable in four semi-annual installments of $156,250 plus interest. See Note 6 of Notes to Financial Statements included elsewhere herein.

    The Company believes that the terms it obtained from affiliated parties in the above transactions are comparable to those it could have obtained from unaffiliated parties in similar transactions.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the pro forma beneficial ownership of the Common Stock at the date of this Prospectus, assuming, where relevant, the conversion into Common Stock of the Series A Preferred and Notes, and as adjusted to reflect the sale of the shares of Common Stock being offered hereby, by: (i) each stockholder who is known by the Company to beneficially own more than 5% of the currently outstanding shares of Common Stock; (ii) each of the Company's directors and executive officers; (iii) all directors and executive officers of the Company as a group; and (iv) the Selling Stockholders.

                                                           SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                           OWNED PRIOR TO THE                       OWNED AFTER THE
                                                                OFFERING           NUMBER OF          OFFERING(A)
                  NAME AND ADDRESS OF                    -----------------------  SHARES BEING  -----------------------
                   BENEFICIAL OWNER                        NUMBER      PERCENT     OFFERED(A)     NUMBER      PERCENT
Richard T. Fedor(b)(c).................................   2,995,659        43.1%       30,000    2,965,659        29.0%
Gary R. Held(d)........................................   1,035,000        20.1       150,000      885,000        10.5
Clarence H. Thiesen(e).................................     535,000        10.4       100,000      435,000         5.2
Andrejs K. Bunkse(f)...................................      40,000       *            10,000       30,000       *
Conrad J. Granito, Jr..................................      --           *            --           --           *
Bonnie G. Fedor(g).....................................   2,995,659        43.1        --        2,965,659        29.0
CJB Family Trust (h)...................................   1,288,467        25.2       150,000    1,138,467        13.6
Vern D. Blanchard(i)...................................   1,423,467        27.1        --        1,273,467        15.0
Susan E. Held(j).......................................   1,035,000        20.1        --          885,000        10.5
Mara Thiesen(k)........................................     535,000        10.4        --          435,000         5.2
Kenneth Fedor(l).......................................     275,000         5.5        --          275,000         3.3
Emilie Fedor(m)........................................     275,000         5.5        --          275,000         3.3
All directors and executive officers as a group (7
  persons).............................................   4,633,326        64.0%      290,000    4,343,326        41.3%

------------------------

* Less than one percent.

The address of each person, trust or trustee is c/o the Company, 2209 W. 1st Street, Suite 113-114, Tempe, Arizona 85281.

(a) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised, three of the Selling Stockholders will each sell up to an additional 50,000 shares of Common Stock and the Company will sell up to an additional 406,500 shares of Common Stock, pro rata.

(b) Includes (i) 492,000 shares of Common Stock issuable upon the exercise of stock options granted November 1, 1996 and currently exercisable and (ii) 575,000 shares (8.3% prior to the offering; 5.6% after the offering) owned of record by Mr. Fedor's wife and minor children. Mr. Fedor is the husband of Bonnie G. Fedor. Mr. Fedor disclaims beneficial ownership of shares owned by Mrs. Fedor.

(c) Includes the shares of Common Stock issuable upon conversion of the Fedor Note, at a price of $1.00 per share, prior to completion of this offering (which would total 1,437,534 shares assuming this offering were to close on October 31, 1997). See "Certain Relationships and Related Party Transactions."

(d) Includes (i) 135,000 shares of Common Stock issuable upon the exercise of stock options granted November 1, 1996 and currently exercisable and (ii) 400,000 shares (7.8% prior to the offering; 4.7% after the offering) owned of record by Mr. Held's wife and minor child. Mr. Held is the husband of Susan E. Held. Mr. Held disclaims beneficial ownership of shares owned by Mrs. Held.

(e) Includes (i) 135,000 shares of Common Stock issuable upon the exercise of stock options granted November 1, 1996 and currently exercisable and (ii) 110,000 shares (2.1% prior to the offering; 1.3% after the offering) owned of record by Mr. Thiesen's wife. Mr. Thiesen is the husband of Mara Thiesen. Mr. Thiesen disclaims beneficial ownership of shares owned by Mrs. Thiesen.

(f) Mr. Bunkse is the son of Mara Thiesen.

(g) Mrs. Fedor is the wife of Richard T. Fedor. Mrs. Fedor disclaims beneficial ownership of shares owned by Mr. Fedor.

(h) Includes 88,467 shares at October 31, 1997 issuable upon conversion at a price of $1.00 per share, prior to completion of this offering, of the Trust Note. See "Certain Relationships and Related Party Transactions."

(i) Represents shares owned by the CJB Family Trust. Vern D. Blanchard is the sole trustee of the trust and has sole voting power and investment power with respect to the Common Stock held by the trust. In addition, includes 135,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard November 1, 1996 and currently exercisable.

(j) Mrs. Held is the wife of Gary R. Held. Mrs. Held disclaims beneficial ownership of shares owned by Mr. Held.

(k) Mrs. Thiesen is the wife of Clarence H. Thiesen and the mother of Andrejs K. Bunkse. Mrs. Thiesen disclaims beneficial ownership of shares owned by Mr. Thiesen.

(l) Mr. Fedor is the brother of Richard T. Fedor.

(m) Mrs. Fedor is the wife of Kenneth Fedor.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 9,595,713 shares of Common Stock outstanding. All of the shares offered hereby will be freely tradeable without restriction or registration under the Securities Act, unless acquired by an "affiliate" of the Company as that term is defined in Rule 144, which shares will unless registered be subject to resale limitations of Rule 144 described below.

    In connection with the Private Placement, the Company granted certain "demand" and "piggyback" registration rights to the holders of any Common Stock issuable upon conversion of the Series A Preferred (which will occur upon completion of this offering). The demand registration right may not be exercised prior to one year after completion of this offering. See "Underwriting."

    In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned for at least one year shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the outstanding shares of Common Stock (approximately 95,957 shares upon completion of this offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company. See "Risk Factors--Shares Eligible for Future Sales."

    The Company, the Selling Stockholders and the directors and executive officers of the Company have agreed not to offer, pledge, sell, sell an option or contract to purchase, purchase an option or contract to sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or other arrangement that in any manner transfers all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, provided that the Company may grant options pursuant to the Stock Option Plan, and issue shares of Common Stock upon the exercise of outstanding options. See "Underwriting."

    Prior to this offering, there has been no established trading market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the completion of this offering. Sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors--No Prior Public Market."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the registration statement of which this Prospectus forms a part, and to the applicable provisions of the DGCL. See "Underwriting."

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. The Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, validly issued, fully-paid and nonassessable.

PREFERRED STOCK

    The Board of Directors is authorized to issue from time to time, without stockholder approval, in one or more designated series, any or all shares of authorized Preferred Stock and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of the Company. At the date of this Prospectus, the Company has issued and outstanding 400,000 shares of Series A Preferred Stock, which by its terms, will convert into an equal number of shares of Common Stock upon the completion of this offering.

CERTAIN PROVISIONS OF DELAWARE LAW

    The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Bylaws provide that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Bylaws is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of loyalty. In addition, the Bylaws provide that the Company shall indemnify its directors and officers against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

    The Company maintains an insurance policy which pays the losses of the Company's directors and officers, and the losses of the Company to the extent it has indemnified the directors and officers for liabilities arising from acts of the directors and officers in their respective capacities as such.

TRANSFER AGENT AND REGISTRAR


    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

    Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom DLJ and Prudential Securities Incorporated are serving as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                                   NUMBER OF
                                  UNDERWRITERS                                       SHARES
--------------------------------------------------------------------------------  ------------
Donaldson, Lufkin & Jenrette Securities Corporation.............................
Prudential Securities Incorporated..............................................

                                                                                  ------------
    Total.......................................................................     3,710,000
                                                                                  ------------
                                                                                  ------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock (other than the shares of Common Stock covered by the Underwriters' over-allotment option described below) must be so purchased.

    Prior to this offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby has been determined by negotiation between the Company and the Representatives. The factors considered in determining the initial price to the public included the history of and the prospects for the industry in which the Company competes, the performance and ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not
to exceed $     per share. The Underwriters may allow, and such dealers may
reallow, discounts not in excess of $     per share to any other Underwriter and
certain other dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

    The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 556,500 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. If such option is exercised, three of the Selling Stockholders will each sell up to an additional 50,000 shares of Common Stock and the Company will sell up to an additional 406,500 shares of Common Stock, PRO RATA. See "Principal and Selling Stockholders." Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase from certain of the Selling Stockholders and the Company a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Underwriters have reserved up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to certain employees, consultants and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased may be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus. This program will be administered by DLJ.

    The Company, Selling Stockholders, and the directors and executive officers of the Company have agreed not to offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase an option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or other arrangement that in any manner transfers all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, provided that the Company may grant options pursuant to the Stock Option Plan, and issue shares of Common Stock upon the exercise of outstanding options. See "Shares Eligible for Future Sale."

    In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in this offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

    Certain affiliates of DLJ purchased 133,333 shares of the 400,000 shares of Series A Preferred issued and sold on September 2, 1997, which shares are convertible into Common Stock on a one-for-one basis. DLJ received a fee of $150,000 in connection therewith and for financial advisory and other services which included assistance in analyzing the Company, preparing and implementing a strategic plan for the Company and structuring the transaction, plus reimbursement of expenses. The purchase price paid by DLJ affiliates was $7.50 per share, the same as that paid by all other investors.

    The Common Stock has been approved for quotation and trading on the Nasdaq National Market, upon notification of issuance, under the symbol "GMTC."

                                 LEGAL MATTERS

    The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements of the Company at July 31, 1997, October 31, 1996 and 1995 and for the nine months ended July 31, 1997, the years ended October 31, 1996 and 1995 and the period from inception (April 18, 1994) through October 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, covering the Common Stock offered hereby. This Prospectus (which constitutes a part of the Registration Statement) omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission, and reference is made to the Registration Statement, and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the regional offices of the Commission maintained at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

    The Company intends to furnish its stockholders with annual reports, which will include audited financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will make available to or furnish its stockholders with such other interim reports as the Company deems appropriate or as may be required by law.

                          GAMETECH INTERNATIONAL, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE

Report of Ernst & Young LLP, Independent Auditors..........................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Operations...................................................................................         F-4

Statements of Stockholders' Equity (Deficit)...............................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GameTech International, Inc.

    We have audited the accompanying balance sheets of GameTech International, Inc. as of October 31, 1995, and 1996 and July 31, 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameTech International, Inc. at October 31, 1995, and 1996 and July 31, 1997 and the results of its operations and its cash flows for the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1997, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Sacramento, California
September 12, 1997

                          GAMETECH INTERNATIONAL, INC.

                                 BALANCE SHEETS

                                                                                               PRO FORMA CASH,
                                                            OCTOBER 31,                       CONVERTIBLE NOTES
                                                      ------------------------   JULY 31,        PAYABLE AND
                                                         1995         1996         1997      STOCKHOLDERS' EQUITY
                                                                                               AT JULY 31, 1997
                                                                                                   (NOTE 8)
                                                                                                 (UNAUDITED)
ASSETS:
Current assets:
  Cash..............................................  $    37,027  $   166,119  $   214,682      $  3,049,682
                                                                                                  -----------
                                                                                                  -----------
  Accounts receivable, less allowance for doubtful
    accounts of $24,000 in 1995 $102,000 in 1996 and
    $170,000 in 1997................................      244,714      546,356    1,114,147
  Deposits..........................................      258,200      276,622    1,044,127
  Prepaids..........................................       42,425       32,572       56,748
                                                      -----------  -----------  -----------
Total current assets................................      582,366    1,021,669    2,429,704

Bingo units, furniture and equipment, net...........    1,869,839    4,294,337    6,965,768
Intangibles, less accumulated amortization of
  $78,000 in 1995, $136,000 in 1996 and $207,000 in
  1997..............................................      330,473      394,364      398,386
Investment in and advances to affiliate.............      --           --           128,340
                                                      -----------  -----------  -----------
Total assets........................................  $ 2,782,678  $ 5,710,370  $ 9,922,198
                                                      -----------  -----------  -----------
                                                      -----------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Short-term borrowings from bank...................  $    14,200  $ 1,866,793  $ 1,100,000
  Accounts payable..................................      284,540       52,532      150,064
  Accrued payroll and related obligations...........       35,950      150,273      293,458
  Other accrued liabilities.........................       38,525       35,166      102,241
  Income taxes payable..............................       28,907      134,216      134,247
  Current portion of convertible notes payable to
    officers, including accrued interest............      217,141      168,183      --
  Current portion of long-term debt.................      --           --         1,245,562
                                                      -----------  -----------  -----------
Total current liabilities...........................      619,263    2,407,163    3,025,572
Convertible notes payable to officers, including
  accrued interest..................................    1,074,319    1,362,662    1,475,888      $    --
                                                                                                  -----------
                                                                                                  -----------
Long-term debt......................................      --           --         2,001,079
Deferred income taxes...............................      109,207      155,207      152,190
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value; 5,000,000 shares
    authorized; none issued.........................      --           --           --           $    --
  Common stock, $.001 par value; 40,000,000 shares
    authorized; 5,109,875 shares issued and
    outstanding in 1995, 5,181,575 in 1996,
    4,449,825 in 1997 and 6,325,713 pro forma.......        5,110        5,182        4,450             6,326
  Capital in excess of par value....................      557,865      558,510       34,095         4,343,107
  Retained earnings.................................      416,914    1,221,646    3,228,924         3,228,924
                                                      -----------  -----------  -----------       -----------
Total stockholders' equity..........................      979,889    1,785,338    3,267,469      $  7,578,357
                                                      -----------  -----------  -----------       -----------
                                                                                                  -----------
Total liabilities and stockholders' equity..........  $ 2,782,678  $ 5,710,370  $ 9,922,198
                                                      -----------  -----------  -----------
                                                      -----------  -----------  -----------

                            See accompanying notes.

                          GAMETECH INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                                             PERIOD FROM
                                              INCEPTION                                NINE MONTHS ENDED JULY 31,
                                              (APRIL 18,                               --------------------------
                                                1994)                                      1996
                                               THROUGH      YEARS ENDED OCTOBER 31,    (UNAUDITED)
                                             OCTOBER 31,   --------------------------
                                                 1994          1995          1996                        1997
Revenues...................................   $  598,779   $  3,349,611  $  5,364,017  $  3,545,252  $  8,891,615
Operating Expenses:
  Cost of revenues.........................      253,165        711,603     1,614,562     1,146,977     2,244,376
  General and administrative...............      220,473        693,049     1,019,919       716,996     1,347,806
  Sales and marketing......................      148,693        551,844       613,503       425,101       982,659
  Research and development.................       93,689        329,104       477,482       339,634       384,890
                                             ------------  ------------  ------------  ------------  ------------
                                                 716,020      2,285,600     3,725,466     2,628,708     4,959,731
                                             ------------  ------------  ------------  ------------  ------------
Income (loss) from operations..............     (117,241)     1,064,011     1,638,551       916,544     3,931,884
Interest expense...........................      (59,881)      (195,890)     (279,032)     (198,018)     (346,279)
Equity in net loss of affiliate............       --            --            --            --            (42,205)
Other income (expense), net................        1,714          2,315         4,430        (3,239)       27,185
                                             ------------  ------------  ------------  ------------  ------------
Income (loss) before provision for income
  taxes....................................     (175,408)       870,436     1,363,949       715,287     3,570,585
Provision for income taxes.................       --            278,114       559,217       293,268     1,416,000
                                             ------------  ------------  ------------  ------------  ------------
Net income (loss)..........................   $ (175,408)  $    592,322  $    804,732  $    422,019  $  2,154,585
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Primary net income (loss) per share........   $    (0.13)  $       0.10  $       0.12  $       0.07  $       0.38
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Fully diluted net income (loss) per
  share....................................   $    (0.13)  $       0.10  $       0.11  $       0.06  $       0.32
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Shares used in the calculation of net
  income (loss) per share:
  Primary..................................    1,346,614      5,767,260     6,464,131     6,457,600     5,646,300
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Fully diluted............................    2,282,889      7,115,326     7,888,854     7,806,385     7,090,512
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

                            See accompanying notes.

                          GAMETECH INTERNATIONAL, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                        TOTAL
                                                     COMMON STOCK        CAPITAL IN     RETAINED    STOCKHOLDERS'
                                                -----------------------   EXCESS OF     EARNINGS       EQUITY
                                                   SHARES      AMOUNT     PAR VALUE    (DEFICIT)      (DEFICIT)
Balances at inception (April 18, 1994)........       --       $  --      $   --       $    --        $   --
Net loss......................................       --          --          --           (175,408)     (175,408)
                                                ------------  ---------  -----------  ------------  -------------
Balances at October 31, 1994..................       --          --          --           (175,408)     (175,408)
Issuance of founders' stock...................     4,570,000      4,570       18,530       --             23,100
Conversion of convertible notes payable into
  common stock................................       439,875        440      439,435       --            439,875
Issuance of common stock for cash.............       100,000        100       99,900       --            100,000
Net income....................................       --          --          --            592,322       592,322
                                                ------------  ---------  -----------  ------------  -------------
Balances at October 31, 1995..................     5,109,875      5,110      557,865       416,914       979,889
Issuance of common stock upon exercise of
  stock options at $0.01 per share............        71,700         72          645       --                717
Net income....................................       --          --          --            804,732       804,732
                                                ------------  ---------  -----------  ------------  -------------
Balances at October 31, 1996..................     5,181,575      5,182      558,510     1,221,646     1,785,338
Repurchase and cancellation of common stock...    (1,000,000)    (1,000)    (558,510)     (147,307)     (706,817)
Common stock issued in exchange for
  services....................................         5,500          5        5,495       --              5,500
Issuance of common stock upon exercise of
  stock options at $0.01 per share............       236,250        236        2,127       --              2,363
Conversion of convertible notes payable into
  common stock................................        26,500         27       26,473       --             26,500
Net income....................................       --          --          --          2,154,585     2,154,585
                                                ------------  ---------  -----------  ------------  -------------
Balances at July 31, 1997.....................     4,449,825  $   4,450  $    34,095  $  3,228,924   $ 3,267,469
                                                ------------  ---------  -----------  ------------  -------------
                                                ------------  ---------  -----------  ------------  -------------

                            See accompanying notes.

                          GAMETECH INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                                               PERIOD FROM                             NINE MONTHS ENDED JULY
                                                INCEPTION
                                               (APRIL 18,
                                                  1994)
                                                 THROUGH    YEARS ENDED OCTOBER 31,             31,
                                               OCTOBER 31,  ------------------------  ------------------------
                                                  1994         1995         1996         1996         1997
                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................   $(175,408)  $   592,322  $   804,732  $   422,019  $ 2,154,585
Adjustments to reconcile net income (loss) to
  net cash (used in) provided by operating
  activities:
  Depreciation and amortization..............      62,583       282,433      599,458      395,566      979,101
  Accrued interest payable to officers.......      59,258       195,890      164,363      117,112      139,726
  Deferred income taxes......................      --           109,207       46,000      --            (3,017)
  Equity in net loss of affiliates...........      --           --           --           --            42,205
  Changes in operating assets and
    liabilities:
    Accounts receivable, net.................      79,880      (177,469)    (301,642)     (84,290)    (567,791)
    Deposits.................................      --          (258,200)     (18,422)     250,791     (767,505)
    Prepaids and other current assets........      (5,384)      (37,041)       9,853       36,604      (24,176)
    Accounts payable.........................      23,107       261,433     (232,008)    (174,275)      97,532
    Accrued payroll and related obligations..     (89,712)       35,950      114,323       51,285      143,185
    Other accrued liabilities................     (17,187)       20,329       (3,359)     (35,537)      67,075
    Income taxes payable.....................      --            28,907      105,309       88,114           31
                                               -----------  -----------  -----------  -----------  -----------
Net cash (used in) provided by operating
  activities.................................     (62,863)    1,053,761    1,288,607    1,067,389    2,260,951

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures for bingo units,
  furniture and equipment....................    (461,543)   (1,251,001)  (2,965,612)  (2,029,794)  (3,579,973)
Capitalized software development costs.......      --           --          (122,235)     (46,800)     (74,581)
Investment in and advances to affiliate......      --           --           --           --          (170,545)
                                               -----------  -----------  -----------  -----------  -----------
Net cash used in investing activities........    (461,543)   (1,251,001)  (3,087,847)  (2,076,594)  (3,825,099)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings from
  bank.......................................      --            14,200    2,360,493      994,723    2,580,000
Payments on short-term notes payable and
  borrowings from bank.......................    (288,342)     (132,222)    (507,900)     --          (750,000)
Proceeds from borrowings on convertible notes
  payable to officers........................     846,000       339,967      100,000      --           --
Payments on convertible notes payable to
  officers...................................      (8,125)     (114,405)     (24,978)     (15,000)     --
Proceeds from issuance of long-term debt.....      --           --           --           --           403,207
Payments on long-term debt...................      --           --           --           --          (378,359)
Payment for repurchase of common stock and
  cancellation of a note payable to an
  officer....................................      --           --           --           --          (250,000)
Proceeds from sales of common stock..........      --           101,600          717           50        7,863
                                               -----------  -----------  -----------  -----------  -----------
Net cash provided by financing activities....     549,533       209,140    1,928,332      979,773    1,612,711
                                               -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash..............      25,127        11,900      129,092      (29,432)      48,563
Cash at beginning of period..................      --            25,127       37,027       37,027      166,119
                                               -----------  -----------  -----------  -----------  -----------
Cash at end of period........................   $  25,127   $    37,027  $   166,119  $     7,595  $   214,682
                                               -----------  -----------  -----------  -----------  -----------
                                               -----------  -----------  -----------  -----------  -----------
Supplemental disclosure of cash flow
  information:
  Cash paid for interest.....................   $  --       $   --       $   109,000  $    71,000  $   183,000
  Cash paid for income taxes.................   $  --       $   140,000  $   410,000  $   206,000  $ 1,419,000
Supplemental schedule of non-cash
  transactions:
  Conversion of convertible notes payable to
    common stock.............................   $  --       $   461,375  $   --       $   --       $    26,500

                            See accompanying notes.

                          GAMETECH INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    GameTech International, Inc. (the "Company") was incorporated in Delaware on April 18, 1994. The Company manufactures and leases electronic bingo units under long-term or month-to-month arrangements. The Company's fiscal year ends on October 31.

INTERIM FINANCIAL INFORMATION

    The July 31, 1996 interim financial information is unaudited. In the opinion of management, all adjustments considered necessary for a fair presentation of its results of operations and its cash flows for the nine months ended July 31, 1996 have been included. All adjustments to the July 31, 1996 interim financial information were of a normal recurring nature and in the opinion of management are consistent with the adjustments made in the financial statements for the period from inception (April 18, 1994) through October 31, 1994, the fiscal years ended October 31, 1995 and 1996 and the nine months ended July 31, 1997. The Company's operating results for the nine months ended July 31, 1997 should not be considered indicative of the results that may be expected for the fiscal year ending October 31, 1997.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BINGO UNITS, FURNITURE AND EQUIPMENT

    Bingo units, furniture and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives of the assets.

    The estimated useful lives are as follows:

Bingo units.......................................................    5 years
Office furniture and equipment....................................  5-7 years
Leasehold improvements............................................    5 years

SUPPLIER

    Certain of the Company's bingo units are purchased from only one supplier. Any interruption in this supply source could impact the Company's ability to meet customer demand and in turn adversely affect future operating results.

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INTANGIBLES

    The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis over seven years. Also included in intangibles is capitalized software development costs of approximately $122,000 and $197,000 at October 31, 1996 and July 31, 1997, respectively, which are being amortized on a straight-line basis over three years beginning when the developed products were available for general release. Amortization of capitalized software development costs during the nine months ended July 31, 1997 amounted to approximately $27,000 (none previously).

INVESTMENT IN JOINT VENTURE

    The Company has a 50% interest in The Satellite Bingo Network, LLC. ("TSBN") which is accounted for using the equity method. TSBN was formed on April 8, 1997. The Company's initial investment in TSBN was $50,000 and the Company's equity share of TSBN's operating losses through July 31, 1997 was approximately $42,000. The Company to-date has funded the operating losses of TSBN and consequently will record 100% of TSBN's future operating losses, if any. In addition, through July 31, 1997, the Company had advanced TSBN approximately $121,000 to fund planning and development costs.

LONG-LIVED ASSETS

    The Company has adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires impairment losses to be recognized for long-lived assets and identifiable intangibles used in operations when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The excess of cost over fair value of net assets of businesses acquired is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of the acquired assets may not be recoverable.

FINANCIAL INSTRUMENTS

    The carrying values of the Company's short-term borrowings from banks (Note
3), long-term debt (Notes 3 and 6) and convertible notes payable to officers (Note 4) approximate their fair values at October 31, 1995 and 1996 and July 31, 1997, based on current incremental borrowing rates for similar types of borrowing arrangements.

REVENUE RECOGNITION, SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

    Revenues are based on either a percentage of gaming revenues earned per bingo unit at customer locations or a fixed rate per bingo session as defined in the contract.

    The Company's customer base currently consists of bingo halls on tribal Indian lands and charity bingo operations located throughout the United States. The Company generally does not require collateral. Management believes that adequate allowances for credit losses have been provided.

    During the period from inception (April 18, 1994) through October 31, 1994, four customers comprised 28%, 23%, 10% and 10% of total revenues. During the year ended October 31, 1995, two customers comprised 21% and 17% of total revenues. During the year ended October 31, 1996 and during the nine months ended July 31, 1996 and 1997 no single customer comprised more than 10% of total revenues.

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

    Advertising costs are expensed as incurred. Advertising costs during the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1996 and 1997 were not material.

ACCOUNTING FOR STOCK BASED COMPENSATION

    The Company accounts for its stock options (Note 6) in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its stock options in accordance with APB 25. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

NET INCOME (LOSS) PER SHARE OF COMMON STOCK

    The Company's net income (loss) per share is based upon the weighted average number of shares of common stock outstanding including dilutive common equivalent shares from stock options using the treasury stock method. In addition, the number of shares used in the calculation of fully diluted net income (loss) per share also includes the weighted average common equivalent shares outstanding as if the convertible notes payable to officers were converted to common stock on their original dates of issue after giving effect to the elimination of interest expense. Except as noted below, common stock issuable upon the exercise of stock options have been excluded from the computation if their inclusion was antidilutive. Pursuant to SAB No. 83, shares of common stock issued, and shares issuable from stock options granted by the Company, during the twelve months immediately preceding the assumed offering date at prices below the assumed initial public offering price (using the treasury stock method and the assumed initial public offering price of $12.00 per share), have been included in the number of shares used in the calculation of historical net income (loss) per share as if they were outstanding for all periods presented.

SUPPLEMENTARY NET INCOME PER SHARE DATA

    In connection with the Company's planned initial public offering (Note 6), the Company intends to use a portion of the net proceeds to repay short-term borrowings from banks and long-term debt. The following reflects supplementary net income per share data as if the short-term borrowings and long-term debt transactions as described occurred on November 1, 1995, and the shares used in the calculation of

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) supplementary net income per share reflect only the increase in the number of shares necessary on a net proceeds basis to repay the short-term borrowings and long-term debt:

                                                            YEAR ENDED
                                                            OCTOBER 31,    NINE MONTHS ENDED
                                                               1996          JULY 31, 1997
SUPPLEMENTARY NET INCOME:
  Primary...............................................   $     879,938      $  2,278,383
  Fully diluted.........................................   $     976,913      $  2,361,021

SUPPLEMENTARY NET INCOME PER SHARE:
  Primary...............................................   $        0.13      $       0.38
  Fully diluted.........................................   $        0.12      $       0.32

SHARES USED IN THE CALCULATION OF SUPPLEMENTARY NET
  INCOME PER SHARE:
  Primary...............................................       6,860,000         6,042,169
  Fully diluted.........................................       8,284,723         7,486,381

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required for both interim and annual periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of primary and fully diluted earnings per share is not expected to be material.

RECLASSIFICATIONS

    Certain reclassifications have been made to the 1994, 1995 and 1996 financial statements to conform to the 1997 presentation.

2.  BINGO UNITS, FURNITURE AND EQUIPMENT

    Bingo units, furniture and equipment consist of the following:

                                                                 OCTOBER 31,
                                                          --------------------------    JULY 31,
                                                              1995          1996          1997
Installed bingo units...................................  $  1,515,041  $  4,128,640  $  7,127,640
Bingo units on-hand.....................................       170,021       490,860       712,527
Raw materials and bingo units in-progress...............       399,875       164,141       413,880
Office furniture and equipment..........................        51,944       278,835       366,853
Leasehold improvements..................................       --             40,017        61,565
                                                          ------------  ------------  ------------
                                                             2,136,881     5,102,493     8,682,465

Less accumulated depreciation and amortization..........       267,042       808,156     1,716,697
                                                          ------------  ------------  ------------
                                                          $  1,869,839  $  4,294,337  $  6,965,768
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------

    "Bingo units on-hand" are transferred to "Installed bingo units" when installed at a customer location, at which time a provision for depreciation is applied.

    Depreciation expense during the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1996 and 1997 amounted to approximately $43,000, $224,000, $541,000, $352,000 and $909,000, respectively.

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

3.  CREDIT AGREEMENTS

    On April 11, 1997, the Company obtained a revolving line-of-credit (the "Line") and a $3,000,000 term loan (the "Term Loan") from a bank. The maximum amount available under the terms of the Line is $3,000,000 and borrowings bear interest based on the prime rate plus .5% or LIBOR plus 2.5% at the Company's option, interest is payable monthly and the Line expires on April 11, 1998. The Term Loan bears interest at a fixed rate of 8.9%, due in equal monthly installments of principal and interest through the maturity date of April 11, 2000 and it includes provisions for pre-payment penalties. The Term Loan was used to pay off amounts outstanding under a previous credit agreement totaling approximately $2.6 million. Both the Line and the Term Loan are secured by substantially all of the Company's assets. The Line and the Term Loan contain certain restrictive covenants, which among other things require that specified financial balances and ratios be maintained, restricts the payment of dividends and prohibits the incurrence of additional indebtedness. At July 31, 1997, $1,100,000 was outstanding under the Line at an interest rate of 9.0% and $2,777,891 was outstanding under the Term Loan.

    Principal maturities of the Term Loan by fiscal year as of July 31, 1997 are as follows:

1997 (remaining three months)...................................................  $    224,037
1998............................................................................       954,023
1999............................................................................     1,042,690
2000............................................................................       557,141
                                                                                  ------------
                                                                                  $  2,777,891
                                                                                  ------------
                                                                                  ------------

4.  CONVERTIBLE NOTES PAYABLE TO OFFICERS

    Convertible notes payable to officers are unsecured borrowings bearing interest at prime plus 4.25% (aggregating 13.25% at July 31, 1997). Principal and interest of $1,475,888 are due in February 1999. Unpaid principal and interest are convertible into the Company's common stock at the lesser of $1.00 per share or the lowest price offered to any individual or investor group. Interest expense recorded on notes payable to officers amounted to approximately $60,000, $198,000, $164,000, $117,000, and $140,000 during the period from inception (April 18, 1994) through October 31, 1994, the years ended October 31, 1995 and 1996, and the nine months ended July 31, 1996 and 1997, respectively. Included along with the principal amount of convertible notes payable to officers on the accompanying balance sheets is accrued interest of approximately $110,000 (current portion of $38,000), $276,000 (current portion of $45,000) and $515,000 (no current portion) at October 31, 1995 and 1996 and July 31, 1997, respectively.

    As required under the terms of the Term Loan (Note 3) no principal payments may be made on certain of the convertible notes payable to officers (approximately $905,000 principal amount outstanding at July 31, 1997) until all amounts payable under the Term Loan have been paid in full.

5.  COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases administrative and manufacturing facilities under non-cancelable operating leases. Rent expense for the period from inception (April 18, 1994) through October 31, 1994, during the years ended October 31, 1995 and 1996 and the nine months ended July 31, 1996 and 1997 amounted to approximately $10,000, $32,000, $89,000, $58,000 and $83,000, respectively.

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

5.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum lease payments under these leases, by fiscal year, as of July 31, 1997 are as follows:

1997 (remaining three months).....................................................  $   25,000
1998..............................................................................      71,000
1999..............................................................................      62,000
2000..............................................................................      51,000
2001..............................................................................      43,000
                                                                                    ----------
                                                                                    $  252,000
                                                                                    ----------
                                                                                    ----------

LITIGATION

    In November, 1996, a patent infringement action and demand for jury trial was commenced against the Company and five other defendants by FortuNet, Inc. in the U.S. District Court, Southern District of California. The other defendants are Advanced Gaming Technology, Inc., American Video Systems, FortuNet Canada, Inc., Network Gaming, Inc. (f/k/a Artificial Intelligence) and Multimedia Games, Inc. The complaint alleges that the Company, among others, has infringed, actively induced or contributed to the infringement of Patent No. 4,624,462 (the "'462 Patent" ) by making, using, selling, among other acts, electronic bingo devices that allegedly embody the invention of the '462 Patent. The '462 Patent was issued in 1986 and will expire in 2001 and is allegedly infringed by the Company's fixed-base bingo units. The plaintiff seeks a preliminary and permanent injunction prohibiting the Company from infringement of plaintiff's rights to the '462 Patent, as well as actual damages, enhanced (treble) damages, attorneys' fees and any other costs. The Company, in July 1997, won its motion for transfer and severance in this action. All relevant court dates have been vacated in light of the transfer to the U.S. District Court of Arizona. A scheduling conference in the U.S. District Court of Arizona has been set for January 5, 1998.

    In March, 1996, a patent infringement action and demand for jury trial was commenced against the Company by Bingo Technologies, Inc. (formerly Bingo Card Minder Corp.), in the U.S. District Court, Northern District of California. The complaint alleges that the Company has infringed, actively induced or contributed to the infringement of Patent No. 4,378,940 (the "'940 Patent") by making, using, selling, among other acts, electronic bingo devices that allegedly embody the invention of the '940 Patent. The '940 Patent was issued in 1983 and will expire in 2000 and is allegedly infringed by the Company's hand-held bingo units. The plaintiff seeks a preliminary and permanent injunction prohibiting the Company from infringement of plaintiff's rights to the '940 Patent, as well as actual damages, enhanced (treble) damages, attorneys' fees and any other costs. A trial date has been set for December 7, 1998.

    The Company believes that its products do not infringe either the '462 Patent or the '940 Patent and intends to continue to defend against both actions vigorously. However, both actions are in the early stages of litigation and there can be no assurance that favorable outcomes will be obtained or that if either or both actions are resolved in favor of the plaintiffs, such results would not have a material adverse impact on the Company's financial position, results of operations or cash flows.

    In October 1997, two actions were commenced against the Company by Apex Wholesale, Inc. ("Apex"), in the U.S. District Court for the Southern District of California. The Company formerly purchased its hand-held units manufactured by Tidalpower through Apex but terminated such arrangement in September 1996 and now purchases hand-held units directly from Tidalpower. In one action, Apex is asserting a copyright claim on GameTech's hand-held bingo units. The defendants (in addition to the

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

5.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
Company) were Tidalpower, Green Dollars Industrial Ltd. (a foreign corporation), Vern D. Blanchard, Richard T. Fedor, Clarence H. Thiesen, Leo Lee (a foreign national), Doris Tsao (a foreign national), and Morgan Chen (a foreign national). The complaint alleges that the Company breached various oral agreements with Apex and then misappropriated, developed and marketed hand-held bingo units which allegedly were invented through a cooperative effort of Apex, Vern D. Blanchard, and Jeff Rogers (an individual). Apex seeks general damages, injunctive relief, exemplary and punitive damages, attorney's fees, and any other costs the Court deems proper. In the second action to avoid a fraudulent transfer, Apex alleges that the Company, as well as Tidalpower, Green Dollars Industrial Ltd., Leo Lee, Doris Tsao, and Morgan Chen conspired to avoid a judgment entered in favor of Apex against Green Dollars Industrial Ltd. Apex seeks general damages in the amount of $400,400, special damages totaling $35,000, exemplary or punitive damages in the sum of $1,201,200, prejudgment interest, costs of suit, and any other relief the Court finds proper. The Company intends to vigorously defend itself against both actions. However, these actions are in the early stages of litigation, and there can be no assurance that favorable outcomes will be obtained or that if the actions are resolved in favor of the plaintiff, such results would not have a material adverse impact on the Company's financial position, results of operations or cash flows.

    In addition, in the normal course of business, the Company may be named as defendant or co-defendant in lawsuits involving primarily claims for damages. The Company's management believes that any such pending lawsuits will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

OTHER

    As of July 31, 1997, the Company had approximately $2 million in outstanding purchase commitments for bingo units.

6.  STOCKHOLDERS' EQUITY

COMMON STOCK

    During fiscal 1995, the Company issued 2,260,000 shares of common stock which included provisions that the shares would be subject to repurchase by the Company at the original purchase price over specified periods in the event that the shareholder no longer participated in the management of the Company. At July 31, 1997 no shares were any longer subject to repurchase by the Company.

    Of the 35,550,175 shares of common stock authorized but unissued at July 31, 1997, the following shares are reserved for issuance:

Stock options....................................................................   2,437,050
Convertible notes payable to officers............................................   1,475,888
                                                                                   ----------
                                                                                    3,912,938
                                                                                   ----------
                                                                                   ----------

STOCK OPTION PLAN

    In August 1997, the Company's Board of Directors adopted a stock option plan under which all officers, employees, directors and consultants may participate (the "1997 Plan" ). Options granted under the 1997 Plan may either be incentive stock options ("ISO's") or non-qualified stock options ("NSO's")

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
and they will generally have a term of 10 years from the date of grant and will vest over periods determined at the date of grant. The exercise prices of the ISO's will be at 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the 1997 Plan. The exercise prices of the NSO's are determined by the board of directors. In connection with the adoption of the 1997 Plan, the board of directors approved the reservation of 2,000,000 shares of common stock for issuance under the 1997 Plan and included options granted during the twelve months immediately preceding the adoption of the 1997 Plan as grants under the 1997 Plan.

    A summary of the Company's stock option activity under the 1997 Plan is as follows:

                                                                  NUMBER OF       WEIGHTED
                                                                    SHARES    AVERAGE EXERCISE
                                                                  (OPTIONS)         PRICE
Balance at October 31, 1996.....................................      10,000      $    0.16
  Granted.......................................................   1,182,000      $    1.02
  Exercised.....................................................      --          $  --
  Canceled......................................................      --          $  --
                                                                  ----------
Balance at July 31, 1997........................................   1,192,000      $    1.02
                                                                  ----------
                                                                  ----------

    At July 31, 1997, options to purchase 904,000 shares of common stock were exercisable at exercise prices ranging from $0.16 to $1.10 per share. In addition, at July 31, 1997, 808,000 shares of common stock were available for future grants under the 1997 Plan.

    The Company also has options outstanding at July 31, 1997, to purchase 427,050 shares of common stock at exercise prices ranging from $0.01 to $0.16 per share that were granted prior to the adoption of, and not considered grants under the 1997 Plan. Of these options 128,750 were exercisable at July 31, 1997 at exercise prices ranging from $0.01 to $0.16 per share.

STOCK REPURCHASE AGREEMENT

    On November 22, 1996, the Company entered into an agreement with one of its stockholders to repurchase 1,000,000 shares of the Company's common stock (the "Agreement"). Of the 1,000,000 shares repurchased, 250,000 were subject to repurchase under the terms of the original purchase agreement. The shares repurchased by the Company have been canceled. The Agreement provides for the Company to pay a total of $875,000 for the stock and forgiveness of a note and accrued interest payable to the stockholder totaling approximately $168,000 (the "Payment"). The Payment is comprised of a cash payment of $250,000 and issuance of a new note payable in the principal amount of $625,000 (the "Note"). The Note bears interest at 5.65% and is payable in four semi-annual installments of $156,250 plus accrued interest beginning March 1, 1997. At July 31, 1997, $468,750 was outstanding under the Note. The Agreement limits the amount of any prepayments on certain convertible notes payable to officers (Note 4) while there are any amounts owing under the Agreement.

SALE OF PREFERRED STOCK

    On September 2, 1997, the Company received proceeds of approximately $2,835,000 (net of issuance costs of $165,000) from the sale of 400,000 shares of convertible preferred stock (the "Preferred Stock"). Each share of Preferred Stock is convertible, at the holder's option, into common stock on a one-for-one

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

6.  STOCKHOLDERS' EQUITY (CONTINUED)
basis subject to certain antidilution adjustments. Each share shall automatically be converted into common stock immediately upon the closing of a registered public offering of the Company's common stock with aggregate proceeds to the Company of at least $20,000,000. The preferred stockholders are entitled to one vote for each share of common stock into which such shares can be converted.

    The preferred stockholders are also entitled to liquidation preferences equal to the initial purchase price per share ($7.50) plus any declared and unpaid dividends. In addition, at any time after December 31, 2001, the Company shall, upon the request of the holders of a majority of the Preferred Stock then outstanding, redeem the Preferred Stock at the liquidation preference for cash.

INITIAL PUBLIC OFFERING

    On September 2, 1997, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell up to an aggregate of 3,676,500 shares of common stock (including the underwriters' over-allotment option) to the public. Under the terms of the offering currently contemplated, the outstanding notes payable to officers (principal and accrued interest) and the Preferred Stock will be converted into common stock, prior to or concurrently with the completion of the offering.

7.  INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting purposes. As of October 31, 1995 and 1996 and July 31, 1997, the Company had deferred tax liabilities (principally attributable to accelerated depreciation for tax purposes) of approximately $130,000, $270,000 and $317,000, respectively, offset by deferred tax assets (principally attributable to goodwill amortization, accounts receivable reserves and accrued liabilities) of approximately $20,000, $115,000 and $165,000, respectively.

    The income tax provisions consist of the following components:

                                          PERIOD FROM
                                           INCEPTION
                                          (APRIL 18,     YEARS ENDED OCTOBER     NINE MONTHS
                                         1994) THROUGH           31,             ENDED JULY
                                         (OCTOBER 31,   ----------------------       31,
                                             1994)         1995        1996         1997
Current:
  Federal..............................    $  --        $  137,143  $  431,092   $ 1,162,635
  State................................       --            31,764      82,125       256,382
Deferred:
  Federal..............................       --            90,562      34,472           365
  State................................       --            18,645      11,528        (3,382)
                                         -------------  ----------  ----------  -------------
                                           $  --        $  278,114  $  559,217   $ 1,416,000
                                         -------------  ----------  ----------  -------------
                                         -------------  ----------  ----------  -------------

    The 1995 income tax provision is net of an operating loss carryforward utilization of approximately $170,000.

                          GAMETECH INTERNATIONAL, INC.

                  (INFORMATION WITH RESPECT TO THE NINE MONTHS
                       ENDED JULY 31, 1996 IS UNAUDITED)

7.  INCOME TAXES (CONTINUED)

    The difference between the Company's (benefit) provision for income taxes as presented in the accompanying statements of operations and the (benefit) provision for income taxes computed at the federal statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings:

                                      PERIOD FROM
                                       INCEPTION
                                      (APRIL 18,                                 NINE MONTHS
                                     1994) THROUGH   YEARS ENDED OCTOBER 31,     ENDED JULY
                                     (OCTOBER 31,   --------------------------       31,
                                         1994)          1995          1996          1997
Income tax (benefit) provision at
  the statutory rate...............        (34.0)%        34.0 %         34.0%         34.0%
State income taxes, net of federal
  benefit..........................       --                 6.0           7.0           4.5
Net operating loss benefit.........       --               (8.0)       --            --
Net operating loss with no current
  benefit..........................           34.0       --            --            --
Others, net........................       --             --            --                1.1
                                     -------------  ------------  ------------  -------------
                                              -- %        32.0 %         41.0%         39.6%
                                     -------------  ------------  ------------  -------------
                                     -------------  ------------  ------------  -------------

8.  UNAUDITED PRO FORMA CASH, CONVERTIBLE NOTES PAYABLE AND STOCKHOLDERS' EQUITY

    The Company's unaudited pro forma cash, convertible notes payable and stockholders' equity as of July 31, 1997 gives effect to (i) the receipt of the net proceeds from the issuance of the Preferred Stock (Note 6), (ii) the conversion of all convertible notes payable outstanding into an aggregate of 1,475,888 shares of common stock, and (iii) the conversion of the Preferred Stock into 400,000 shares of common stock. The conversion of the convertible notes payable and the Preferred Stock into common stock will occur prior to the completion of the Company's initial public offering.

                                          The GameTech bingo system is a
                                          computer network designed to maximize
                                          player enjoyment and to give bingo
                                          hall operators and managers
                                          flexibility and control. The
[PHOTO]
                                          system includes player terminals that
                                          incorporate electronic bingo with the
                                          paper game, player tables to house the
                                          player units, a touch screen Master
                                          Caller Terminal, a Manager/Sales
                                          Terminal plus printer.

Introduced in January of 1996, the GameTech hand-held unit offers the same game features of the
                                                                         [PHOTO]
fixed-base unit, in a lightweight version that players can take to any seat in a bingo hall.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Capitalization............................................................   13
Dilution..................................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   17
Business..................................................................   24
Management................................................................   37
Certain Relationships and Related Party Transactions......................   41
Principal and Selling Stockholders........................................   42
Shares Eligible for Future Sale...........................................   44
Description of Capital Stock..............................................   45
Underwriting..............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Additional Information....................................................   49
Index to Financial Statements.............................................  F-1


                                 --------------

    UNTIL             , 1997 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,710,000 SHARES

                                    GAMETECH
                              INTERNATIONAL, INC.

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE

      SECURITIES CORPORATION

                       PRUDENTIAL SECURITIES INCORPORATED

                                           , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses (other than the underwriting discounts and commissions) payable in connection with the issuance and distribution of the securities to be registered hereunder are as follows:

SEC registration fee..............................................  $  16,808
NASD filing fee...................................................      6,047
Nasdaq National Market listing fee................................     40,914
Printing and engraving expenses...................................    125,000
Accounting fees and expenses......................................    225,000
Legal fees and expenses...........................................    300,000
Blue Sky fees and expenses (including legal fees).................     10,000
Transfer agent and registrar fees and expenses....................     15,000
Miscellaneous.....................................................     11,231
                                                                    ---------
    Total.........................................................  $ 750,000
                                                                    ---------
                                                                    ---------

------------------------

*   To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Bylaws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law. Applicable law permits indemnification for all matters (including those asserted in derivative actions) except for those determined by a court to have constituted willful misconduct or recklessness. The Registrant has obtained directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Described below is information regarding all unregistered securities that have been issued by the Company during the past three years.

    On September 2, 1997 the Company issued and sold 400,000 shares of the Company's Series A Preferred Stock in a private placement for total consideration of $3 million to institutional and individual investors unaffiliated with the Company in reliance upon Section 4(2) of the Securities Act as a transaction not involving a public offering.

    On various dates between October 1, 1996 and October 15, 1997, Company employees exercised options granted in partial compensation for their services to purchase an aggregate of 468,366 shares of Common Stock for an aggregate consideration of $4,683.66 in private sales in reliance upon Section 4(2) of the Securities Act as a transaction not involving a public offering.

    On March 1, 1995 the Company issued and sold 100,000 shares of Common Stock to an officer of the Company for the aggregate price of $100,000.00 in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

    On June 6, 1996 and on April 27, 1997, an exclusive distributor of the Company exercised options granted pursuant to a distributorship agreement to purchase 5,000 shares of Common Stock on each date for a total of 10,000 shares issued by the Company and purchased in private sales for a total aggregate price of $100.00 in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering. On January 2, 1997, the same individual was issued 2,500 shares of Common Stock in partial compensation in the aggregate amount of $2,500.00 for the purchase of a distributorship by the Company in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

    On November 18, 1996 the Company issued 3,000 shares of Common Stock to an officer of the Company as a sign-on bonus in the aggregate amount of $3,000 in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

    On various dates between April 1, 1995 and June 1, 1997, the Company issued an aggregate of 516,375 shares of Common Stock to a stockholder for the conversion of stockholder debt in the aggregate amount of $516,375 in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering. 24,500 of these shares issued upon conversion of outstanding stockholder debt were issued on June 1, 1997.

    Additionally, on March 1, 1997, the Company issued a convertible promissory note in favor of a stockholder in the original principal amount of $1,341,200, convertible into Common Stock at the option of the holder at a $1.00 per share price and due in full on February 28, 1999. The convertible note was issued in exchange for previously outstanding notes and interest payable to the holder and was issued in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

    Also on March 1, 1997, the Company issued a convertible promissory note in favor of a stockholder in the original principal amount of $80,954 convertible into Common Stock at the option of the holder at a $1.00 per share price and due in full on February 28, 1999. The convertible note was issued in exchange for previously outstanding notes and interest payable to the holder and was issued in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS


 EXHIBIT
  NUMBER
     *1.1 Form of Underwriting Agreement

     *2.1 Certificate of Incorporation of the Company, as amended

     *2.2 Amended and Restated Bylaws of the Company

     *4.1 GameTech International, Inc. Registration Rights Agreement

      4.2 Specimen Common Stock certificate

    **5.1 Opinion and Consent of Morgan, Lewis & Bockius LLP

    *10.1 GameTech International, Inc. Incentive Stock Plan

    *10.2 Lease Agreement between Russ Jeter and GameTech International, Inc.

    *10.3 Lease Agreement between Russ Jeter and TSBN, LLC

    *10.4 Lease Agreement between North Point Associates Limited Partnership and
            GameTech International, Inc.

    *10.5 Joint Venture and Limited Liability Company Agreement by and between
            GameTech International, Inc. and The Satellite Bingo Network (US) Inc.

    *10.6 Distribution Agreement between GameTech International, Inc. and Trend
            Gaming Systems

    *10.7 Distribution Agreement between M&M Operators and GameTech International,
            Inc.

    *10.8 Revolving Line of Credit Note of GameTech International, Inc. dated April
            11, 1997 in the principal amount of $3,000,000 payable to Wells Fargo
            Bank, N.A.

    *10.9 Form of Video Bingo System Placement Agreement

    *10.10 Sublease Agreement between Trend Gaming Systems, LLC and GameTech
            International, Inc.

    *10.11 Amended Employment Agreement between GameTech International, Inc. and
            Richard T. Fedor

 EXHIBIT
  NUMBER
    *10.12 Amended Employment Agreement between GameTech International, Inc. and
            Clarence H. Thiesen

    *10.13 Amended Employment Agreement between GameTech International, Inc. and Gary
            R. Held

    *10.14 Amended Employment Agreement between GameTech International, Inc. and
            Conrad J. Granito, Jr.

    *11.1 Statement re Computation of Earnings Per Share

    *23.1 Consent of Ernst & Young LLP, Independent Auditors

    *23.2 Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

    *24.1 Power of Attorney (included in Part II of this Registration Statement)

    *27.1 Financial Data Schedule


------------------------

*   Previously filed.

**  Revised and refiled herewith.

*** To be filed by amendment.

(B)  FINANCIAL STATEMENT SCHEDULES

    Schedule II--Valuation and qualifying accounts

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on November 18, 1997.


                                GAMETECH INTERNATIONAL, INC.

                                By:             /s/ RICHARD T. FEDOR*
                                      ------------------------------------------
                                                   Richard T. Fedor
                                                CHAIRMAN OF THE BOARD,
                                               CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                         TITLE                      DATE

    /s/ RICHARD T. FEDOR*       Chairman of the Board,
------------------------------    Chief Executive Officer        November 18, 1997
       Richard T. Fedor           and Director

   /s/ CLARENCE H. THIESEN
------------------------------  Chief Financial Officer and      November 18, 1997
     Clarence H. Thiesen          Director

      /s/ GARY R. HELD*
------------------------------  Vice President--Sales &          November 18, 1997
         Gary R. Held             Marketing and Director

     /s/ JOHN J. PAULSON*
------------------------------  Treasurer                        November 18, 1997
       John J. Paulson


*By:   /s/ CLARENCE H. THIESEN
      -------------------------
        Clarence H. Thiesen,
          ATTORNEY-IN-FACT

                          GAMETECH INTERNATIONAL, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

      PERIOD FROM INCEPTION (APRIL 18, 1994) THROUGH OCTOBER 31, 1994 AND
                     YEARS ENDED OCTOBER 31, 1995 AND 1996

                                                                         ADDITIONS
                                                                  ------------------------  DEDUCTIONS
                                                     BALANCE AT   CHARGED TO   CHARGED TO   (WRITE-OFFS, BALANCE AT
                                                      BEGINNING    COSTS AND      OTHER       NET OF       END OF
DESCRIPTION                                           OF PERIOD    EXPENSES     ACCOUNTS    COLLECTIONS)   PERIOD
Period from inception (April 18, 1994) through
  October 31, 1994:
  Deducted from asset accounts:
    Allowance for doubtful accounts................   $  --        $  --        $  --        $  --       $   --

Year ended October 31, 1995:
  Deducted from asset accounts:
    Allowance for doubtful accounts................   $  --        $  24,426    $  --        $  --       $   24,426

Year ended October 31, 1996:
  Deducted from asset accounts:
    Allowance for doubtful accounts................   $  24,426    $  78,196    $  --        $  (1,080)  $  101,542